

Sustainable Solutions. Sustainable Growth.

2008 ANNUAL REPORT

DESCRIPTION OF BUSINESS

Ecolab is the global leader in cleaning, sanitizing, food safety and infection prevention products and services. Founded in 1923 and headquartered in St. Paul, Minn., Ecolab has been partnering with customers for more than 85 years. Ecolab serves customers in more than 160 countries across North America, Europe, Asia Pacific, Latin America, the Middle East and Africa, and employs more than 26,000 associates. Ecolab delivers comprehensive programs and services to the foodservice, food and beverage processing, hospitality, healthcare, government and education, retail, textile care, commercial facilities and vehicle wash industries.

Ecolab is committed to assisting customers worldwide with their unique needs by providing them with comprehensive, value-added solutions and professional, personal service. With more than 14,000 sales-and-service experts, Ecolab employs the industry's largest and best-trained direct sales-and-service force, which advises and assists customers in meeting a full range of cleaning, sanitation and service needs. For more information, visit www.ecolab.com or call 1.800.2.ECOLAB.

Ecolab common stock is traded on the New York Stock Exchange under the symbol ECL. Ecolab news releases and other selected investor information are available at www.ecolab.com.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

We refer readers to the company's disclosure, entitled "Forward-Looking Statements and Risk Factors," which is located on page 30 of this Annual Report.

CUSTOMER SEGMENTS

Full service restaurants
Quick service restaurants
Hotels
Food retail
Schools
Colleges and universities
Laundries and textile rental
Hospitals
Nursing homes
Other healthcare facilities
Dairy farms and plants
Food, beverage and brewery plants
Pharmaceutical facilities
Office buildings
Shopping malls
Movie theaters
Convenience stores
Recreational facilities
Health clubs
Government facilities
Amusement parks
Building service contractors
Cruise lines
Airlines
Light manufacturing industries
Vehicle care and car washes

MARKETS SERVED

United States
Europe/Middle East/Africa
Asia Pacific
Canada
Latin America

BUSINESS MIX 2008

PERCENT OF TOTAL SALES



UNITED STATES 51%
- Institutional 25%
- Food & Beverage 9%
- Pest Elimination 5%
- Kay 5%
- Healthcare 3%
- GCS Service 2%
- Vehicle Care 1%
- Textile Care 1%

INTERNATIONAL 49%
- Europe/Middle East/Africa 34%
- Asia Pacific 8%
- Latin America 4%
- Canada 3%

SALES-AND-SERVICE ASSOCIATES

DECEMBER 31	2006	2007	2008
Institutional	3,490	3,500	3,580
Kay	355	405	440
Pest Elimination	1,900	2,025	2,075
Healthcare	80	125	120
GCS Service	465	495	450
Textile Care	80	90	80
Food & Beverage	550	560	585
Vehicle Care	105	105	95
Europe/Middle East/Africa*	4,225	4,005	4,010
Asia Pacific	1,070	1,570	1,725
Canada	395	390	405
Latin America	715	840	880
TOTAL	13,430	14,110	14,445

* The 2007 decrease is due to the sale of a property service provider in the United Kingdom.

NET SALES
DOLLARS IN MILLIONS



$4,185
$4,535
$4,896
$5,470
$6,138
04
05
06
07
08

NET INCOME
DOLLARS IN MILLIONS



$283
$319
$369
$427
$448
04
05
06
07
08

DILUTED NET INCOME PER SHARE
DOLLARS



$1.09
$1.23
$1.43
$1.70
$1.80
04
05
06
07
08

DIVIDENDS DECLARED PER SHARE
DOLLARS



$0.3275
$0.3625
$0.4150
$0.4750
$0.5300
04
05
06
07
08

FINANCIAL HIGHLIGHTS

MILLIONS, EXCEPT PER SHARE

	2008	2007	2006	PERCENT CHANGE 2008	2007
Net Sales	$6,137.5	$5,469.6	$4,895.8	12%	12%
Net Income	448.1	427.2	368.6	5	16
Percent of Sales	7.3 %	7.8 %	7.5 %		
Diluted Net Income Per Common Share	1.80	1.70	1.43	6	19
Diluted Weighted-Average Common Shares Outstanding	249.3	251.8	257.1	(1)	(2)
Dividends Declared Per Common Share	0.5300	0.4750	0.4150	12	14
Cash Provided by Operating Activities	753.2	797.6	627.6	(6)	27
Capital Expenditures	326.7	306.5	287.9	7	6
Shareholders' Equity	1,571.6	1,935.7	1,680.2	(19)	15
Return on Beginning Equity	23.1 %	25.4 %	22.4 %		
Total Debt	1,138.2	1,003.4	1,066.1	13	(6)
Total Debt to Capitalization	42.0 %	34.1 %	38.8 %		
Total Assets	$4,756.9	$4,722.8	$4,419.4	1%	7%

ECOLAB STOCK PERFORMANCE

	2006		2007		2008	
QUARTER	LOW	HIGH	LOW	HIGH	LOW	HIGH
First	$33.64	$40.50	$37.01	$45.37	$42.52	$52.35
Second	37.00	41.20	41.12	44.79	42.89	48.91
Third	39.57	45.44	39.01	47.59	42.00	52.16
Fourth	42.17	46.40	44.82	52.78	29.56	49.99

ECOLAB STOCK PERFORMANCE COMPARISON



Ecolab Stock Price
Ecolab Stock Price Index
S&P 500 Index
ECOLAB STOCK PRICE
$55
$50
$45
$40
$35
$30
$25
ECOLAB, S&P 500 INDICES
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q
2005 2006 2007 2008



DOUGLAS M. BAKER, JR.
Chairman of the Board,
President and
Chief Executive Officer

For 85 years, Ecolab's sustainable solutions have continued to provide sustainable growth - 2008 was no exception

Since our company's founding in 1923, Ecolab has focused on doing what's right for our customers, our associates, our communities and our shareholders. We've consistently led our industry in innovation and premium service. It's this commitment to driving new customer solutions that has led to our long history of sustainable growth.

Through both healthy and declining economies, this commitment to creating solutions has served us well - and 2008 was no exception. As the year progressed, we were tested by the global markets - unprecedented increases in raw material costs, rapidly changing currency exchange rates, dramatic changes in financial markets - and, as the year wound to a close, a significant economic slowdown. We made a number of necessary adjustments to our plans and implemented actions to address these challenges. We did this without losing focus on taking the right action for our business, customers and shareholders to provide sustainable solutions and sustainable growth. And - as we have consistently done for more than eight decades now - we delivered.

While we were responsive to the rapidly fluctuating markets, the same fundamentals that have driven our success in the past delivered for us again: great customer service, innovative and sustainable solutions, a clear business strategy and a dedicated and talented group of associates. We also took additional actions in response to the changing market conditions and the slowing global economy. We worked to achieve appropriate pricing for our products, aggressively managed our costs, drove operational efficiency and productivity throughout all business sectors and streamlined our supply chain and production operations.

In spite of the challenges, we continued to make investments in our business. We improved our business information systems to enable future growth, armed our sales people with more technologically advanced tools, and took many other actions that allowed us to continue to deliver the sales and profit growth our shareholders have come to expect. All of the decisions we made were directed at developing sustainable long-term opportunities for our business while delivering attractive returns today.

Read on to learn more about our 2008 highlights:

FINANCIAL PERFORMANCE

We're proud to say we achieved another strong financial performance in 2008 despite the difficult end market conditions and major raw material cost increases. To offset these factors, we continued our efforts to aggressively drive new account gains, increased our product penetration in key accounts and launched innovative and sustainable solutions to our customers, all while making key investments to sustain our own growth for the future.

- Ecolab's net sales rose 12% to $6.1 billion in 2008. Excluding the impact of acquisitions and divestitures and when measured at fixed currency rates, sales rose 6%, fueled by strong growth in the U.S., Asia Pacific and Latin America.
- Operating income was $713 million in 2008. Excluding special gains and charges, operating income reached $738 million, representing an 8% growth over 2007. Growth was driven by sales volume and pricing gains, improved cost efficiencies and reduced variable compensation, all of which more than offset higher delivered product costs.
- Reported diluted earnings per share were $1.80, up 6% from 2007. Excluding special gains and charges and discrete tax items, diluted earnings per share were $1.86 for 2008, up 12% from $1.66 in 2007.
- Our return on beginning shareholders' equity was 23% in 2008, the 17th consecutive year in which the company met or exceeded its long-term financial objective of a 20% return on beginning shareholders' equity.
- Cash flow from operations was $753 million. Total debt to total capitalization ratio was 42%. Our debt rating remained within the "A" categories of the major rating agencies during 2008.
- We repurchased 12.1 million shares of our common stock in 2008, reducing our shares outstanding by approximately 4%.
- We increased our quarterly dividend rate for the 17th consecutive year, as it rose 8% in December to an indicated annual rate of $0.56 per common share.
- Against the backdrop of the 39% decrease of the 2008 Standard & Poor's 500, our share price declined 31% in 2008. While better than the overall market, it was still disappointing, especially given our strong operating results. Our share performance has exceeded the S&P 500 in each of the last five years and in 15 of the past 18 years.

NEW PRODUCTS AND SERVICES

As end markets declined and customers faced increasing pressure to remain profitable, Ecolab continued to deliver innovative, sustainable solutions and expert service to help customers optimize their operations, save water, waste, energy and labor costs, improve safety and drive value throughout their businesses.

- Through our new, revolutionary Apex™ warewashing system, restaurants gain better control of their warewashing process by decreasing energy, water and labor costs and lowering their operations' overall environmental impact. Ecolab sales-and-service associates download and analyze operating data from the system's controller to help restaurants find additional ways to reduce their warewashing operational costs and improve efficiency. In fact, one of our top corporate Apex™ customers was able to reduce the number of dishmachine racks it washes by 11 million, reducing water and energy costs by $1 million in just one year. Apex™ enjoyed a strong response and sales nearly doubled our 2008 budget.
- We also successfully rolled out our new SolidSense™ solid detergent product line for several key corporate customer accounts in the quick service restaurant (QSR) sector. SolidSense™ concentrated capsules deliver important benefits for our QSR customers by using advanced dispenser engineering to automatically mix solid concentrates with water to ensure proper use dispensing rates for the products. In addition, because the products are 99% water-free, they reduce packaging waste by more than 40% and contribute to lower freight costs, thereby reducing a facility's environmental impact. This new solids product line also lays the groundwork for continued customer conversion throughout 2009.
- With the growing globalization of the world's food supply, Ecolab believes it is more important than ever to make best practices available in all countries to assist in improving total hygiene and food safety throughout every aspect of the food chain. Ecolab took an industry leadership position in China by debuting a number of programs focused on food safety. In September, we introduced the Ecolab Food Safety Program (EFSP), a total solution to meet the food safety needs of China's foodservice, retail and hospitality markets. The EFSP is modeled after the U.S. Hazard Analysis and Critical Control Point (HACCP) food safety program. EFSP focuses on preventing hazards that could cause foodborne illness by applying science-based controls from raw material to finished product. Like the HACCP program, the EFSP includes several critical modules, including food safety assessment, consulting, hygiene solutions, management systems, training and quality assurance. It was followed by the introduction of a similar program for China's brewery, beverage, dairy and food processing markets in October, called the Ecolab Total Hygiene Management (ETHM) solution.
- We introduced one of our most sustainable U.S. product solutions - PERformance™ - to European commercial laundries. PERformance™ is a low-temperature, proprietary oxygen bleach that reduces energy consumption for our Textile Care customers and increases textile life. This addition strengthens our global product portfolio and is another way to help commercial laundries reduce total operating and environmental costs through a combination of chemistry, service, engineering, technology and water care solutions.
- Pest Elimination combined proactive pest protection with a more environmentally sustainable customer solution through its successful launch of CheckPoint® Catch Inserts and CheckPoint® Snap Trap Inserts. These new patent-pending devices strengthen our already proven Ecolab Rodent Program and are designed to prevent exterior rodents from entering commercial facilities, while reducing the dependence on rodenticides. In addition, both insert types conform to National Organic Program standards when used without pesticides, so they give Ecolab's organic customers more options for protection than are available with competitors' programs.
- Vehicle Care also launched a sustainable customer solution called Blue Coral® Beyond Green, an innovative industry program that helps assure regulatory compliance among car wash operators across North America, and addresses the car wash consumer's desire for environmentally preferred options. As with all of our products, we look beyond simply providing the best chemistry by taking a comprehensive approach to sustainability. We assist our business partners in becoming more sustainable by focusing on four key elements: water reduction, waste reduction, energy savings and personal safety.

These examples are just a few of the more than 50 new products and services launched last year. You can find more of our latest product and service offerings in the "Review of Operations" section beginning on page 14 of this report.

Of course, beyond products and programs, our legendary customer service remains Ecolab's key differentiator and one of the best value-added benefits our customers receive. Already the largest and most trusted team in the industry with more than 14,000 sales-and-service associates, we continued to invest in our team in 2008. We expanded the tools and training we provide to ensure our associates have the technology and support they need to help our customers run clean, safe and efficient operations. This commitment to personal service continues to inspire confidence among our customers that Ecolab is a dedicated partner in the long-term success of their businesses.

BUSINESS DEVELOPMENT

We've made key investments in our company to streamline our operations and aggressively pursue new growth opportunities.

- We successfully completed a major transformation of our shareholder base as Henkel AG & Co. KGaA sold its entire stake in Ecolab, which totaled 72.7 million shares before the sale. As part of the transaction, we purchased 11.3 million shares of Ecolab stock at a discount from Henkel. Henkel held an investment in Ecolab since 1989 as part of a transaction in which Ecolab and Henkel formed a joint venture in Europe, combining each company's European commercial cleaning and sanitizing operations. In 2001, we purchased Henkel's interest in the joint venture for cash. In February 2008, Henkel announced its intention to sell its Ecolab shares, and undertook the sale of all of its shares in November. Despite difficult financial market conditions, the transaction was successfully completed with the stock sold to a strong group of U.S. and foreign institutional and retail investors. We now enjoy an even stronger and more diversified shareholder base.
- We established a new European headquarters in Zurich, Switzerland. Our new Europe, Middle East and Africa (EMEA) headquarters centralizes strategic leadership in the region, and supports a more efficient, pan-European business model.
- We successfully completed a pilot implementation of our Ecolab Business Solutions (EBS) in Europe during late 2008, and will continue the rollout to other European country operations in 2009. EBS is an extensive project that implements a common set of business processes and systems across all of Europe. This platform enables us to accelerate our growth and improve economies of scale. The resulting global integration and shared information improves sales and support of our pan-European organization, increasing the quality of service and the depth of commitment to our customers.

LEADERSHIP DEVELOPMENT

Strong leadership is required to sustain our future growth. Important leadership developments in 2008 included:

- In February, Barbara J. Beck, Executive Vice President of Manpower Inc., joined Ecolab's board of directors. Barbara has been President of Manpower's EMEA operations since 2006, overseeing Europe (excluding France), the Middle East and Africa.
- In April, Susan Nestegard was promoted to Executive Vice President, Global Healthcare, where she focuses exclusively on the expansion and growth of our Healthcare business. We recruited Dr. Larry Berger in late April to take Susan's previous position as Senior Vice President and Chief Technical Officer.
- In August, Christophe Beck was promoted to Executive Vice President - Institutional North America. Christophe's responsibilities were increased to cover both the Foodservice and Hospitality businesses in the U.S. and Canada.

ACHIEVEMENT & RECOGNITION

Each year, Ecolab is recognized for its global leadership across a number of industries where we conduct business. Here is just a sampling of the recognition we received in 2008:

- Ecolab earned fifth place on "America's Best Big Companies Honor Roll." The honor roll recognizes only 16 companies that have consistently appeared on *Forbes* magazine's annual list of the 400 best big companies in America - also known as the Forbes Platinum 400 - since its inception in 1999. This recognition underscores our focus on consistently achieving strong financial results in the right way.
- For the second consecutive year, Ecolab was named one of the "World's Most Ethical Companies" by *Ethisphere* magazine. The list is composed of companies that use ethical leadership as a purposeful method to drive profits and growth. We are proud to be among the fewer than 100 companies chosen for the award.
- In January, our Apex™ Dishmachine received the 2008 Kitchen Innovations Award from the National Restaurant Association. Recipients were selected based on how well they provided solutions to the many challenges facing restaurants, including utility costs, labor, quality and efficiency. Apex™ is the first all-solid, low-temperature dishmachine to use an EPA-registered solid sanitizer and an attached controller to optimize operational efficiency and reduce environmental impacts within the dish room. We were honored to be included among this elite group of products.
- Ecolab was also named one of the "Top 50 Most Military-Friendly Employers in the United States" by *G.I. Jobs* magazine. The foundational criteria include the strength of company military recruiting efforts, the percentage of new hires with prior military service, and company policies toward National Guard and reserve service. We are extremely pleased to receive recognition for our recruitment efforts.
- For the fifth consecutive year, Ecolab was named to *Selling Power's* list of "The 50 Best Companies to Sell For" among the largest sales forces in the United States. The magazine uses key metrics including compensation, training and career mobility to make its determination. We know our sales-and-service force is the key to our success and growth and we're delighted to again be acknowledged.

OUTLOOK FOR 2009

Moving into the new year, we expect 2009 to test businesses around the globe. The deep global recession is expected to continue and will create demands on business models, strategies and people. Although we aren't immune, we are confident in our market position and the strength of our team. We know that we have the ability to execute on our strategy. We not only expect Ecolab to weather these conditions, but also to continue to grow while positioning ourselves for an even stronger future.

We have already made tough decisions. The most difficult was restructuring our workforce in January. It is not easy to ask associates, who have made many important contributions, to leave the company. Still, we strongly believe that these actions are the right ones for the company and were necessary to protect our future. Our goal was to make sure that we realigned resources to best enable us to meet our 2009 and Strat 2015 goals.

There is no doubt the market will challenge us. On the downside, we're seeing declines in our foodservice and hospitality markets and expect them to continue. On the upside, those declines are countered by typically resilient healthcare, food and beverage, education/government and food retail markets, and our customers' increased needs for effective solutions that help them reduce their costs. We have a strong market position with enormous potential. We will work aggressively to grow our market-leading position, which is presently 12% of a $50 billion market. And we will rely on competitive advantages like a strong global customer base, leading technology, a dedicated sales-and-service team and organizational efficiencies to position us to win in this environment.

- We will drive increased market share. We know that larger customers fare better in these economic times and will aggressively drive share within corporate accounts. We will also continue investing in the best growth opportunities like healthcare infection prevention, escalating pest elimination operations globally, expanding our water/energy platform and penetrating emerging markets like China, East Europe and Brazil.
- We will leverage innovation, such as our Total Impact program, to create additional value for our customers. By combining our products and services, we can solve big customer issues through a total impact approach in reducing costs associated with water, energy and waste. Products like Apex™, DryExx® and SolidSense™ offer customers outstanding results while providing significant savings and sustainable solutions.
- We will accelerate structural improvements through expediting our product line makeover and SKU (stock keeping units) reduction plans, leveraging our Lean Six Sigma and purchasing efforts, optimizing our supply chain and aggressively managing raw material costs.
- We will continue to realign our cost structure to protect our future for the near- and long-term. We've taken some aggressive steps toward these goals early in the year, and are planning on a further optimization of our supply chain.
- We will drive change in Europe, moving forward with our EBS rollout, leveraging the new pan-European management structure in Zurich, completing product rationalization and investing in our sales force with training and field technology to accelerate growth and profitability.
- We will continue to invest in our most valuable resource: our associates. We're working on strengthening our high potential leadership pipeline, continuing to implement our diversity and inclusion strategy and focusing on development opportunities.

As with every year, with challenges come opportunities. We plan to successfully manage through this very challenging year and protect our growth for our customers, associates, shareholders and community. We will push forward with our 2015 strategic plan and preserve our core investments. We will continue to invest in innovation, take advantage of merger and acquisition opportunities, build the best team in the industry and position ourselves for growth. Because no matter the obstacles we face this year, we remain focused on delivering great value, just like we have for the past 85 years.

Douglas M. Baker, Jr.
Chairman of the Board,
President and Chief Executive Officer



Our service focuses on helping solve our customers' unique concerns.

No one gives you the confidence that every aspect of your operation is protected, from front door to back dock, like Ecolab Institutional. We provide sustainable food safety and facility care solutions that are uniquely managed across the entire food supply chain. Through superior audit and Circle the Customer capabilities, we partner with our foodservice and hospitality customers to assist with food safety, guest satisfaction, employee safety and operational efficiency. Our around-the-clock consultation services help increase guest satisfaction, increase revenue and lower a facility's overall operating costs – sustainable outcomes for all.

- Warewashing
- Housekeeping
- Floor care
- Kitchen equipment repair
- Food safety tools
- Pest elimination
- Quality assurance audits
- Pool & spa maintenance
- On-premise laundry



Our innovative solutions help optimize our customers' total business results.

Nowhere is sanitation more critical than in the food you eat and the beverages you drink. For food and beverage processors and agricultural producers who demand clean, safe and healthy environments, Ecolab Food & Beverage provides integrated solutions in the areas of cleaning and sanitizing, food surface antimicrobials, cleaning and control systems, and water and energy management. Our solutions maximize our customers' total returns by helping ensure food safety, increase operational efficiency and deliver sustainable, long-term solutions to the marketplace. This all results in our customers feeling safe and secure knowing their business and customers aren't at risk.

- Clean-in-place technology
- Conveyor lubricants
- Plant sanitation
- Custom-designed dispensing
- Water management systems
- Dairy health products
- Personal hygiene programs
- Quality assurance audits
- Pest elimination



Our expertise inspires confidence so our customers can focus on what they do best.

Where does a hospital turn for a second opinion? To the highly trained sales-and-service experts in Ecolab Healthcare. We offer a broad portfolio of sustainable infection prevention and contamination control solutions to the healthcare market. Our solutions target all departments of the acute care facility, with special focus on central sterilization services, operating room, endoscopy and environmental services to deliver a cleaner, safer, healthier environment. And we deliver these unique solutions in the most efficient, effective manner possible, freeing our customers to concentrate on their customers' needs.

- Infection barrier drapes
- Fluid control products
- OR cleanup systems
- Quality assurance audits
- Hard surface care
- Housekeeping
- Instrument care
- Skin care
- Laundry

Sustainable Solutions. Sustainable Growth.

REVIEW OF OPERATIONS

In 2008, Ecolab achieved another year of superior growth despite a challenging economy, resulting from unprecedented increases and volatility in raw material and fuel costs, combined with slowing end markets. We worked extremely hard to offset these issues, by aggressively driving sales, leveraging innovative products to deliver sustainable results and cost savings, using on-premise service expertise to create operational efficiencies for our customers, and implementing appropriate price increases and cost-saving measures to help offset our higher costs. These principles will continue to guide our business and drive consistent, sustainable growth in the future.

The following is a detailed summary of our 2008 results and plans for 2009.









UNITED STATES: CLEANING & SANITIZING

INSTITUTIONAL

Despite the economic challenges in both the foodservice and hospitality industries, Institutional drove 5% sales growth in 2008. Institutional benefited from continued new account gains, leveraging our sustainable offerings and further penetration into key corporate accounts.

HIGHLIGHTS

- Drove double-digit growth for Apex™, a breakthrough warewashing system that helps restaurants reduce costs and lower their environmental impact with innovative technology and automated control systems that help optimize efficiency and decrease water and energy use.
- Launched the Ultimate Impact Program to hospitality, healthcare and commercial customers, leveraging key distributor partnerships to gain new business and strengthen existing accounts by bundling floor care, housekeeping and laundry solutions.
- Increased sales force productivity with investments in web-enabled sales prospecting tools and improved field planning and management tools. These tools continue to improve program prioritization and implementation at our customers' unit level.

OUTLOOK

In 2009, Institutional will continue our aggressive approach to the marketplace, further leveraging the "lowest total cost" attributes of the Apex™ warewashing system with other Institutional products in order to accelerate new chain and independent customer account acquisitions. We will work to increase the solutions sold per account, focus on improved sales force productivity and efficiency, improve our joint selling relationships with key foodservice and janitorial distributors and strengthen customer service delivery.

KAY

New account gains, the successful rollout of new solids technology in major quick service accounts and the introduction of innovative cleaning solutions in food retail helped Kay leverage favorable market trends and propel 15% sales growth.

HIGHLIGHTS

- Completed the installation of SolidSense™ cleaning and sanitation systems into several quick service corporate accounts, achieving very strong customer satisfaction in the process. The SolidSense™ concentrated detergent capsules deliver excellent cleaning performance while reducing environmental impact by significantly reducing packaging waste, freight costs and storage requirements.
- Launched the Formula Foam™ Cleaning System, a self-contained, mobile foam-generating machine for use in food retail. The thick foam reduces product, energy and water use by eliminating the need to re-spray surfaces, helping decrease the amount of wastewater.
- Significantly offset raw material costs by aggressively pursuing product reformulation, and streamlined operations by reducing the number of SKUs (stock keeping units) in our portfolio.

OUTLOOK

Kay is well positioned for growth in 2009, as consumers seek value offerings from quick service restaurants in these difficult economic times. Additionally, recent account wins, increased corporate account sales and better penetration of our new solids product line are expected to help drive sales growth.

HEALTHCARE

Healthcare sales nearly tripled in 2008, reflecting the impact of the Microtek acquisition. Adjusted for the acquisition, Healthcare sales rose 11%. Growth was achieved through a targeted focus on hand hygiene and disinfectants to reduce healthcare-associated infections, expanded sales of Microtek's operating room and surgical solutions, and an emphasis on value-added programs and services in key customer accounts.

HIGHLIGHTS

- Delivered double-digit sales growth within the core equipment and patient drapes market by focusing on expanding our expertise throughout surgical facilities and operating rooms nationwide.
- Expanded our skin care line with the launch of Quik-Care Moisturizing Gel Waterless Antimicrobial Hand Sanitizer™. The fragrance-free formula helps reduce the chance of irritation or allergic reaction, while the emollient-rich ingredients moisturize and help repair skin.
- Made significant new account gains and successfully renewed key contracts through our targeted focus on health systems to drive corporate account sales.
- Delivered strong double-digit growth with innovative services to OEMs (original equipment manufacturers) through technology leadership on equipment draping solutions.

OUTLOOK

Healthcare expects steady growth in 2009 and plans to further strengthen our portfolio of solutions and services to reduce healthcare-associated infections. We will also pursue opportunities to expand our penetration of the healthcare market through organic growth and acquisitions.







TEXTILE CARE

Textile Care grew 4% in 2008 with an acceleration of new business sales, pricing to offset increased fuel and raw material costs and key investments in initiatives focused on helping improve long- and short-term business operational efficiencies.

HIGHLIGHTS

- Continued to build on corporate account momentum to add new, more profitable customers.
- Continued to provide customers with higher performing products to improve their operational efficiency. This included PERformance™, a low-temperature, proprietary oxygen bleach that reduces energy and increases textile life; and Ecolab® Fabric Relaxant, a product designed to visibly reduce garment wrinkling, eliminating the need for pressing and providing customers with significant labor and energy savings.
- Worked to create more sustainable product solutions for customers by focusing on Ecolab's total impact approach that looks not only at chemistry, but at water, energy, waste and safety costs. Significant reductions were made in NPE and phosphorous-containing materials to demonstrate sustainability leadership.

OUTLOOK

Textile Care will continue to leverage our resources in R&D, marketing, training and information technology to improve our value offerings to customers in 2009. The business will also focus on building clear customer benefits around our sustainable offerings and launching innovative solutions focused on optimizing customer operations.

FOOD & BEVERAGE

Food & Beverage rose 17% reflecting the acquisition of Ecovation; excluding the acquisition, sales grew 9%. Growth was fueled by strong sales efforts, corporate account wins, aggressive pricing and a good business mix in multiple industries. In addition, F&B broadened its market opportunity in the wastewater treatment business and bolstered its industry leadership in sustainability.

HIGHLIGHTS

- Successfully drove continued implementation of key product lines such as DryExx® waterless conveyor lubricant, which significantly reduces water consumption on beverage filling lines; and Octave® FS, a patent-pending EPA-registered peroxyoctanoic acid-based foaming sanitizer and disinfectant that eliminates the post-rinse process for food contact surfaces, providing substantial water savings.
- Implemented global service standards enabled by a new business system, ServiceChexx™, which allows us to document the delivery of our value proposition and the positive impact on our customers' businesses.
- Ecovation sales were flat as the uncertain economy and tight credit markets contributed to customers delaying installation of Ecovation's effluent and energy management systems.

OUTLOOK

Food & Beverage expects growth in 2009 through expanded opportunities with key corporate account customers, continued execution of our DryExx® platform, and increased investment in information technologies to improve customer service and satisfaction. Ecovation is also expected to benefit as customers seek better ways to reduce operating costs and meet more sustainability goals around water, waste and energy. However, uncertain economic conditions may continue to dampen growth potential for the short- to medium-term.

VEHICLE CARE

Vehicle Care sales declined 10% as the impact of the recession and high fuel prices throughout much of the year reduced car wash demand. In response, we focused on corporate account wins, continued training investments in field service and distributor partnerships, and exited unprofitable market segments to help set the stage for long-term growth.

HIGHLIGHTS

- Took a leadership position in the industry by launching Blue Coral® Beyond Green, a sustainability program that offers a full line of products reformulated to conserve water and energy while meeting the strictest regulatory standards across North America.
- Achieved our third consecutive year of growth for Rain-X®, expanding our brand leadership position and driving retail profits.
- Focused on driving corporate account gains in core customer segments including convenience stores, large car wash chains and car dealership accounts.
- Launched a reformulation initiative that resulted in a 30% reduction in products helping offset costly raw materials.

OUTLOOK

Vehicle Care will focus on strengthening our corporate account team, launching an automated service reporting tool and driving our new sustainability certification program in 2009. In addition, we plan to launch a new cost management service to help reduce car wash water and energy consumption.





UNITED STATES: OTHER SERVICES

PEST ELIMINATION

Pest Elimination achieved 7% growth in 2008. The business showed growth in all core segments and took steps to further improve operating efficiency and customer retention.

HIGHLIGHTS

- Expanded our leadership position with the launch of our newly improved CheckPoint® Rodent Program with multiple catch and snap trap inserts, which provide customers with rodenticide-free solutions, lower the impact on the environment, and eliminate chemical exposure for customers and employees.
- Launched the innovative Exterior Fly Bait Station, a device designed to protect bait from outdoor elements and provide continuous protection to a facility while aggressively targeting flies at their source.
- Continued to vigorously convert our fleet to more fuel-efficient vehicles.
- Achieved double-digit growth in the EcoSure food safety and quality control business by expanding into auditing, training and consulting within the food supply chain to capitalize on global food safety initiatives.

OUTLOOK

Pest Elimination will continue to focus on extending leadership in key areas, such as preventative bed bug services, while expanding our lower-environmental impact pest solutions.

GCS SERVICE

Despite operational and business process improvements facilitated by the new nationwide business information system, GCS Service sales declined 1% in 2008. Strong new corporate account sales, aggressive pricing and the realization of both field service and operational efficiencies resulting from the new business information system were offset as customers deferred repairs and maintenance in the slowing economy.

HIGHLIGHTS

- Gained new accounts by leveraging the Circle the Customer strategy with multi-unit chain customers to provide comprehensive solutions and exceptional service.
- Leveraged our new business system to gain marketing and business process improvements, which will benefit sales and profit development.
- Continued aggressive efforts to enhance already high customer satisfaction and quality while improving associate productivity and performance.

OUTLOOK

GCS Service will drive improved business results in 2009 by stimulating demand through strong corporate account relationships, direct marketing initiatives and strategic pricing. We will also increase productivity and operational efficiencies enabled by our new business information system platform.









INTERNATIONAL: EUROPE/MIDDLE EAST/AFRICA

Product innovations and increased service solutions with existing customers served to offset the slowdown in end markets, yielding 3% sales growth in fixed currency exchange rates for the region.

HIGHLIGHTS

- Successfully centralized strategic leadership in Zurich, Switzerland, to establish a more efficient pan-European business model.
- Piloted a new business information system to manage the pan-European business and drive improved sales and supply chain efficiency.
- Introduced key Institutional customers to the 360° Advisor™, a hand-held PC for field associates to analyze operational data at a customer site. This data is used to help customers improve results, save water and energy costs, and help train their employees to work more efficiently.
- Gained new Food & Beverage business with the ongoing rollouts of our waterless lubricant DryExx® and ServiceChexx™ reporting system.
- Healthcare showed strong growth across Europe driven by new product sales, as well as a focus on increasing core product sales in surface disinfection and hand hygiene across the entire geography.

OUTLOOK

In 2009, EMEA will focus on the foundational investments it has made over the past several years. The rollout of a new business information system will continue across the region, corporate account teams will be strengthened with new talent additions and improved training processes, and an improved focus will be brought to R&D. We will also continue to invest in training for our sales force, leverage our strength in the core Institutional and Food & Beverage industries and work to expand our Healthcare and Pest Elimination businesses.

CANADA

Canada achieved 6% sales growth in 2008 in fixed currency exchange rates as it launched a number of sustainable customer solutions in multiple markets and gained corporate account customers across nearly all segments.

HIGHLIGHTS

- Drove Institutional growth in both the Food Retail and Long Term Care sectors with innovative products and major gains in large national accounts.
- Successfully launched another sustainable solution for Pest Elimination customers with the newly improved CheckPoint® Rodent Program with rodenticide-free multiple catch and snap trap inserts, and the Exterior Fly Bait Station that provides continuous protection to a facility by aggressively targeting flies at their source.
- Continued to drive new environmental cleaning technologies to align and support customers' sustainability initiatives with products such as DryExx®, a dry lube for beverage plants that saves water, improves efficiency and reduces package damage.
- Achieved excellent growth in the brewery, dairy and meat/poultry sectors by continuing to drive home our proactive focus on food safety solutions as the cornerstone of our programs.

OUTLOOK

Canada expects to see a solid performance in 2009 as we work to meet increasing customer needs with solutions that improve their operations through optimization, new technologies and enhanced food safety and reporting programs.

ASIA PACIFIC

Asia Pacific sales grew 8% in fixed currency exchange rates. Significant investments in new talent, solid sales gains due to increased product penetration within existing markets, and large customer account wins contributed to strong overall growth.

HIGHLIGHTS

- Served as the principal foodservice food safety provider to the Beijing Olympics, a role Ecolab has fulfilled in the past 14 out of 16 Olympic Games.
- Continued to leverage the advantages of Evolution®, a Japanese adaptation of the U.S. Apex™ product line. The products represent a state-of-the-art warewashing program to help optimize operational efficiency and reduce a facility's overall environmental impact.
- Drove strong sales growth with increased product penetration in the beverage and brewing sectors from the expanded use of DryExx®.
- Launched the Ecolab Total Hygiene Management solution for China's brewery, beverage, dairy and food processing markets; and the Ecolab Food Safety Program for the foodservice, retail and hospitality markets.

OUTLOOK

Asia Pacific expects continued growth in 2009, led by success in the emerging markets of China and India, and continued expansion in Pest Elimination and Food Retail. We will aggressively pursue opportunities with key corporate account customers, leverage the introduction of new products in the region and make ongoing investments in infrastructure, people and resources to help drive expanded geographic coverage.





LATIN AMERICA

Latin America reported yet another outstanding performance, with sales rising a very strong 15% at fixed currency exchange rates. Sales were excellent throughout the region as all segments of the business again rose by double-digits, driven by new account gains, increased product penetration and continued success with global and regional accounts.

HIGHLIGHTS

- Continued to leverage customer relationships with key global and local corporate account chains to accelerate sales growth throughout the region.
- Expanded our successful penetration of the food retail segment with the cross-divisional MarketGuard® program, providing strong leadership for customers looking for help with front- and back-of-house cleaning and food safety solutions.
- Strengthened our Pest Elimination business with significant Circle the Customer successes throughout the region, and achieved start-up gains in several Central American countries.
- Leveraged data obtained through sales automation tools like ServiceChexx™ in the beverage, brewery and dairy markets, and the 360° Advisor™ in foodservice and food retail, to help customers optimize operational efficiencies and improve their overall service delivery satisfaction.

OUTLOOK

Latin America expects to continue our growth in 2009 by leveraging Circle the Customer relationships in key customer accounts. In addition, we will drive products and services that help customers save energy and water, and strengthen our value-added service offerings through investments in state-of-the-art technology, and improve supply chain efficiencies.



A LEADER IN SUSTAINABILITY

Ecolab is proof that there is no conflict between achieving high sustainability standards and running a profitable business. For more than 85 years, we've led the industry in creating sustainable solutions that minimize our customers' water and energy use, increase safety and reduce waste. But protecting the environment is only the beginning. For us, true sustainability includes strong economic progress and social responsibility, because only thriving communities can support successful, growing businesses. Here is just a sample of our leadership efforts in 2008:



ECONOMIC PROGRESS

Our financial investments helped increase the long-term vitality of our communities.

- We successfully implemented our Ethical Sourcing Standards, which require our strategic suppliers to protect the health, safety and human rights of their employees. Our objective was to obtain at least $250 million worth of business from this key group of suppliers, and we exceeded that goal by gaining $370 million.
- In 2008, our U.S. purchases from small businesses totaled approximately 11%. The small business category includes small-disadvantaged, women-owned, HUBZone, veteran-owned and service-disabled veteran-owned categories.

ENVIRONMENTAL STEWARDSHIP

We helped customers reduce their carbon footprint while decreasing the overall impact of our operations on the environment.

- One of our top corporate customers converted to our revolutionary Apex™ warewashing system and was able to reduce the number of dishmachine racks it washes by 11 million, resulting in a $1 million reduction in water and energy costs in just the first year.
- In 2008, we achieved a 5% reduction in energy usage in our U.S. plants compared to 2007 levels. In addition, we reduced water consumption by 12% per unit of production and achieved a 19% reduction in liquid effluent discharges in our North American plants over 2007.
- One successful example of the many sustainability initiatives we've undertaken in our plants includes our facility in Barueri, Brazil, where associates optimized the wash processes used to clean formulation tanks and storage containers. The net result was a reduction in water effluent by approximately 100,000 liters, or 10% per month.

SOCIAL RESPONSIBILITY

We are dedicated to our associates and the communities in which they live and work.

- The Ecolab Foundation contributed more than $7.8 million in grants, product donations and volunteer time to local non-profit organizations in the areas of education, civic and community development, the arts and conservation.
- In 2008 we developed our culture and inclusion strategy based on feedback received from more than 4,000 associates. A three-year plan to create a more inclusive culture was then created and launched focusing on education and awareness, communication and enhanced policies and practices to benefit all associates.

FINANCIAL DISCUSSION

EXECUTIVE SUMMARY

This Financial Discussion should be read in conjunction with the information on Forward-Looking Statements and Risk Factors found at the end of this Financial Discussion.

Ecolab enjoyed another year of record sales and earnings in 2008. We achieved strong financial performance despite increasingly challenging economic conditions and rapidly increasing delivered product costs. We overcame these challenges and continued to invest in our business to build for the future while delivering in the present.

FINANCIAL PERFORMANCE

- Consolidated net sales increased 12% reaching a record $6.1 billion in 2008.
- Operating income increased 7% in 2008 to a record $713 million compared to $667 million in 2007.
- Diluted earnings per share increased 6% to $1.80 per share for 2008, compared to $1.70 per share in 2007. Special gains and charges and discrete tax items negatively impacted 2008 by $0.06 per share and favorably impacted 2007 by $0.04 per share.
- Cash flow from operating activities was $753 million in 2008, despite making a $75 million voluntary contribution to our U.S. pension plan. We continue to generate strong cash flow from operations, allowing us to continue to invest in our business while providing returns to our shareholders through cash dividends and share repurchases.
- We repurchased 12.1 million shares of our common stock in 2008, reducing our shares outstanding by 4%. In November 2008, Henkel AG & Co. KGaA ("Henkel") completed the sale of all 72.7 million Ecolab shares it held. We repurchased 11.3 million shares directly from Henkel for $300 million.
- Our balance sheet remained within the "A" categories of the major rating agencies during 2008 and exceeded our investment grade objective.

RETURN ON BEGINNING EQUITY


21.4%
20.0%
22.4%
25.4%
23.1%
04
05
06
07
08

- Our return on beginning shareholders' equity was 23.1% in 2008, the 17th consecutive year we achieved our long-term financial objective of a 20% return on beginning shareholders' equity.
- In December 2008, we increased our quarterly cash dividend 8% to an indicated annual rate of $0.56 per share for 2009. The increase represents our 17th consecutive annual dividend rate increase and the 72nd consecutive year we have paid cash dividends. The increase reflects our solid performance in 2008, our strong financial position and cash flow, and our commitment to delivering superior returns for our shareholders through both our business progress and dividend growth.

DIVIDENDS DECLARED PER SHARE


$0.3275
$0.3625
$0.4150
$0.4750
$0.5300
04
05
06
07
08

- We expanded our U.S. Food & Beverage offerings by acquiring Ecovation Inc., a provider of renewable energy solutions and effluent management systems primarily in the food and beverage manufacturing industry in the U.S.
- We made significant investments in Europe, including the establishment of our European headquarters in Zurich, Switzerland, and began the rollout of Ecolab Business Solution (EBS), an extensive project to implement a common set of business processes and systems across all of Europe.
- We experienced significant increases and volatility in our delivered product costs during 2008. We were able to offset these increases with pricing and cost-saving initiatives, but were not able to fully offset the negative impact on our gross margin.

OUTLOOK

- Despite the challenging economic outlook, we expect continued annual earnings growth in 2009, excluding the impacts of any special gains and charges and discrete tax events. We expect modest revenue growth in 2009 at fixed currency exchange rates. We expect raw material costs to be above 2008 levels for at least the first half of 2009, and expect unfavorable foreign currency exchange. We will work hard to offset these headwinds with new products, new account growth, better customer penetration and a more aggressive drive to reduce costs and improve operational efficiency.
- In January 2009, we announced a restructuring plan to streamline operations and improve efficiency and effectiveness. The restructuring includes a global workforce reduction and optimization of our supply chain, including the reduction of plant and distribution center locations.
- We will remain focused on achieving sustainable growth and returns for our shareholders.
- We will continue our successful Circle the Customer - Circle the Globe growth strategy.
- We intend to continue to make targeted acquisitions, following our disciplined approach, to ensure strong strategic business fit and solid financial performance.
- We intend to continue to invest in the rollout of EBS in Europe.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We have adopted various accounting policies to prepare the consolidated financial statements in accordance with U.S. GAAP. Our most significant accounting policies are disclosed in Note 2 of the Notes to the Consolidated Financial Statements.

Preparation of our consolidated financial statements, in conformity with U.S. GAAP, requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions to be made about matters that are highly uncertain at the time the accounting estimate is made, and (2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

Besides estimates that meet the "critical" estimate criteria, we make many other accounting estimates in preparing our financial statements and related disclosures. All estimates, whether or not deemed critical, affect reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and other information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, even from estimates not deemed critical. Our critical accounting estimates include the following:

REVENUE RECOGNITION

We recognize revenue on product sales at the time title to the product and risk of loss transfers to the customer. We recognize revenue on services as they are performed. Our sales policies do not provide for general rights of return. We record estimated reductions to revenue for customer programs and incentive offerings including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. Depending on market conditions, we may increase customer incentive offerings, which could reduce gross profit margins at the time the incentive is offered.

VALUATION ALLOWANCES AND ACCRUED LIABILITIES

We estimate sales returns and allowances by analyzing historical returns and credits, and apply these trend rates to the most recent 12 months' sales data to calculate estimated reserves for future credits. We estimate the allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. In addition, our estimates also include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Actual results could differ from these estimates under different assumptions. Our allowance for doubtful accounts balance was $44 million and $43 million, as of December 31, 2008 and 2007, respectively. These amounts include our allowance for sales returns and credits of $9 million as of December 31, 2008 and 2007. Our bad debt expense as a percent of net sales was 0.4% in 2008 and 0.3% in 2007 and 2006. If the financial condition of our customers were to deteriorate, resulting in an inability to make payments, or if unexpected events or significant changes in future trends were to occur, additional allowances may be required.

Estimates used to record liabilities related to pending litigation and environmental claims are based on our best estimate of probable future costs. We record the amounts that represent the points in the range of estimates that we believe are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Potential insurance reimbursements are not anticipated in our accruals for environmental liabilities or other insured losses. Expected insurance proceeds are recorded as receivables when recovery is probable. While the final resolution of litigation and environmental contingencies could result in amounts different than current accruals, and therefore have an impact on our consolidated financial results in a future reporting period, we believe the ultimate outcome will not have a significant effect on our financial position.

ACTUARIALLY DETERMINED LIABILITIES

The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses.

The assumptions used in developing the required estimates include, among others, discount rate, projected salary and health care cost increases and expected return or earnings on assets. The discount rate assumption for the U.S. Plans is calculated using a bond yield curve constructed from a population of high-quality, non-callable, corporate bond issues with maturity dates of six months to 30 years. Bond issues in the population are rated no less than Aa by Moody's Investor Services or AA by Standard & Poors. The discount rate is calculated by matching the plans' projected cash flows to the yield curve. Projected salary and health care cost increases are based on our long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategies and the views of investment advisors. The effects of actual results differing from our assumptions, as well as changes in assumptions, are reflected in the unrecognized actuarial loss and amortized over future periods and, therefore, generally affect our recognized expense in future periods. The unrecognized actuarial loss on our U.S. qualified and nonqualified pension plans increased to $546 million (before tax) as of December 31, 2008, primarily due to lower than expected return on plan assets. Significant differences in actual experience or significant changes in assumptions may materially affect pension and other post-retirement obligations. In determining our U.S. pension and postretirement obligations for 2008, our discount rate increased to 6.26% from 5.99% at year-end 2007, and our projected salary increase was unchanged at 4.32%. The mortality table used was updated from the RP-2000 table used in prior years to the RP-2000 Combined Healthy projected to December 31, 2008, with Scale AA table. Our expected return on plan assets, used for determining 2009 expense, was decreased to 8.50% from 8.75% in prior years to reflect lower expected long-term returns on plan assets.

The effect on 2009 expense of a decrease in the discount rate or expected return on assets assumption as of December 31, 2008 is shown below assuming no changes in benefit levels and no amortization of gains or losses for our major plans:

MILLIONS	EFFECT ON U.S. PENSION PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2009 EXPENSE
Discount rate	-0.25 pts	$32.3	$4.1
Expected return on assets	-0.25 pts	N/A	$2.1

MILLIONS	EFFECT ON U.S. POSTRETIREMENT HEALTH CARE BENEFITS PLAN		
ASSUMPTION	ASSUMPTION CHANGE	INCREASE IN RECORDED OBLIGATION	HIGHER 2009 EXPENSE
Discount rate	-0.25 pts	$4.3	$0.7
Expected return on assets	-0.25 pts	N/A	$0.1

We use similar assumptions to measure our international pension obligations. However, the assumptions used vary by country based on specific local country requirements. See Note 15 for further discussion concerning our accounting policies, estimates, funded status, planned contributions and overall financial positions of our pension and post-retirement plan obligations.

We are self-insured in North America for most workers compensation, general liability and automotive liability losses, subject to per occurrence and aggregate annual liability limitations. We are insured for losses in excess of these limitations and have recorded both a liability and an offsetting receivable for amounts in excess of these limitations. We are also self-insured for health care claims for eligible participating employees, subject to certain deductibles and limitations. We determine our liabilities for claims incurred but not reported on an actuarial basis. A change in these assumptions would cause reported results to differ. Outside of North America, we are fully insured for losses, subject to annual insurance deductibles.

SHARE-BASED COMPENSATION

We measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected volatility, exercise and post-vesting termination behavior, expected dividends and risk-free rates of return. Additionally, the expense that is recorded is dependent on the amount of share-based awards expected to be forfeited. If actual forfeiture results differ significantly from these estimates, share-based compensation expense and our results of operations could be impacted. For additional information on our stock incentive and option plans, including significant assumptions used in determining fair value, see Note 10.

INCOME TAXES

Judgment is required to determine the annual effective income tax rate, deferred tax assets and liabilities and any valuation allowances recorded against net deferred tax assets. Our effective income tax rate is based on annual income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109* ("FIN 48"). FIN 48 requires us to recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority. Our annual effective income tax rate includes the impact of reserve provisions. We adjust these reserves in light of changing facts and circumstances. During interim periods, this annual rate is then applied to our year-to-date operating results. In the event that there is a significant one-time item recognized in our interim operating results, the tax attributable to that item would be separately calculated and recorded in the same period as the one-time item.

Tax regulations require items to be included in our tax returns at different times than the items are reflected in our financial statements. As a result, the effective income tax rate reflected in our financial statements differs from that reported in our tax returns. Some of these differences are permanent, such as expenses that are not deductible on our tax return, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the utilization of the deduction or credit. Deferred tax liabilities generally represent items for which we have already taken a deduction in our tax return, but have not yet recognized that tax benefit in our financial statements. Undistributed earnings of foreign subsidiaries are considered to have been reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

A number of years may elapse before a particular tax matter, for which we have established a reserve, is audited and finally resolved. The number of tax years with open tax audits varies depending on the tax jurisdiction. The Internal Revenue Service (IRS) has completed its examinations of our U.S. income tax returns for the years 1999 through 2006. It is reasonably possible for specific open positions within the 1999 through 2006 tax years to be settled in the next 12 months. We anticipate a final settlement of the audit of tax years 2005 and 2006 in early 2009. In addition, it is reasonably possible that we will settle an income tax audit for Germany covering the years 2003 through 2006 in the next 12 months. Unfavorable settlement of any particular issue could result in offsets to other balance sheet accounts, cash payments and/or additional tax expense. Favorable resolution could result in reduced income tax expense reported in the financial statements in the future. The majority of our tax reserves are presented in the balance sheet within other non-current liabilities. For additional information on income taxes, see Note 11.

LONG-LIVED AND INTANGIBLE ASSETS

We periodically review our long-lived and intangible assets for impairment and assess whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. This could occur when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated as the excess of the asset's carrying value over its estimated fair value. We also periodically reassess the estimated remaining useful lives of our long-lived assets. Changes to estimated useful lives would impact the amount of depreciation and amortization expense recorded in earnings. We have experienced no significant changes in the carrying value or estimated remaining useful lives of our long-lived assets.

We test our goodwill for impairment on an annual basis for all reporting units. If circumstances change significantly, we would test for impairment during interim periods between our annual tests. Goodwill and certain intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. Both the first step of determining the fair value of a reporting unit and the second step of determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) are judgmental in nature and often involve the use of significant estimates and assumptions. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparable market multiples are used to corroborate the results of the discounted cash flow method. These valuation methodologies use estimates and assumptions, which include projected future cash flows (including timing), discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, and determination of appropriate market comparables. No impairments were recorded in 2008, 2007 or 2006 as a result of the tests performed. Due to a sales decline at GCS Service in the second half of 2008, we updated our impairment analysis of GCS Service as of December 31, 2008. The updated analysis indicated there has been no impairment. Of the total goodwill included in our consolidated balance sheet, 35% is recorded in our U.S. Cleaning & Sanitizing reportable segment, 4% in our U.S. Other Services segment and 61% in our International segment.

FUNCTIONAL CURRENCIES

In preparing the consolidated financial statements, we are required to translate the financial statements of our foreign subsidiaries from the currency in which they keep their accounting records, the local currency, into United States dollars. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income in shareholders' equity. Income statement accounts are translated at average rates of exchange prevailing during the year. We evaluate our International operations based on fixed rates of exchange; however, the different exchange rates from period to period impact the amount of reported income from our consolidated operations.

RESULTS OF OPERATIONS

CONSOLIDATED

MILLIONS, EXCEPT PER SHARE	2008	2007	2006	PERCENT CHANGE 2008	PERCENT CHANGE 2007
Net sales	**$6,138**	$5,470	$4,896	**12%**	12%
Operating income	**713**	667	612	**7**	9
Net income	**448**	427	369	**5**	16
Diluted net income per common share	**$ 1.80**	$ 1.70	$ 1.43	**6%**	19%

	2008	2007	2006
Gross profit as a percent of net sales	**48.8%**	50.8%	50.7%
Selling, general & administrative expenses as a percent of net sales	**36.8%**	38.2%	38.2%

NET SALES

The components of the year-over-year net sales increases are as follows:

	2008	2007
Volume growth	**3%**	5%
Price changes	**3**	2
Foreign currency exchange	**3**	4
Acquisitions and divestitures	**3**	1
Total net sales growth	**12%**	12%

GROSS MARGIN

Our consolidated gross profit margin (defined as net sales less cost of sales, divided by net sales) decreased in 2008 compared to 2007. Our gross profit margin decline was driven by higher delivered product costs, which more than offset the margin impact of sales leverage, pricing and cost savings initiatives. Our gross profit margin was also negatively impacted by our Microtek and Ecovation acquisitions which, by their business models, both operate at lower gross profit margins than our historical business. In 2008, we experienced significant increases in our raw material costs, and we expect high raw material costs to continue in 2009.

The gross profit margin increase in 2007 compared to 2006 was primarily driven by pricing and cost savings initiatives, more than offsetting the margin impact of higher delivered product costs and acquisition dilution.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses as a percentage of sales decreased to 36.8% in 2008 from 38.2% in 2007. The decrease in the ratio reflected leverage from our sales volume and pricing growth, cost controls, reductions of variable compensation and the impact of acquisitions. This leverage more than offset investments in business systems and efficiency, R&D and information technology.

Selling, general and administrative expenses as a percentage of sales was 38.2% for both 2007 and 2006. Leverage from sales growth was fully offset by investments made in business systems, new product solutions and business efficiency initiatives.

SPECIAL GAINS AND CHARGES

Special gains and charges were $25.9 million in 2008 and include a charge of $19.1 million, recorded in the fourth quarter, for the write-down of investments in an energy management business and closure of two small non-strategic health care businesses, as well as costs to optimize our business structure, including costs related to establishing our new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the United Kingdom (U.K.) recorded in the first quarter.

Special gains and charges were $19.7 million in 2007 and included a $27.4 million charge for an arbitration settlement recorded in the third quarter of 2007, as well as costs related to establishing our European headquarters and other non-recurring charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of a business in the U.K., which were both recorded in the fourth quarter of 2007.

For segment reporting purposes, special gains and charges have been included in our corporate segment, which is consistent with our internal management reporting.

OPERATING INCOME

	2008	2007	2006
Operating income as a percent of net sales	**11.6%**	12.2%	12.5%

Operating income increased 7% in 2008 compared to 2007. Special gains and charges did not have a significant impact on operating income growth. Excluding the negative impact from acquisitions and divestitures and favorable impact of foreign currency exchange, operating income grew 5% in 2008. The increase in operating income was due to sales volume and pricing gains, improved cost efficiencies and reductions of variable compensation, which more than offset higher delivered product costs and investments in the business. Special gains and charges reduced reported operating income margins for both 2008 and 2007. Excluding special gains and charges, our 2008 operating income margin decreased to 12.0% compared to 12.6% in 2007 as the negative margin impact of acquisitions and higher delivered product costs were not fully offset by pricing and cost savings initiatives.

Operating income increased 9% in 2007 over 2006. Excluding special gains and charges, operating income increased 12%. The increase in operating income in 2007 was due to sales volume, pricing and cost savings initiatives, partially offset by special gains and charges, higher delivered product costs and investments in the business. Operating income as a percent of sales decreased from 2006 due to special gains and charges of $19.7 million. Excluding special gains and charges, our 2007 operating income margin increased to 12.6%.

INTEREST

Net interest expense totaled $62 million, $51 million and $44 million in 2008, 2007 and 2006, respectively. The increase in our net interest expense is due to higher debt levels, primarily to fund share repurchases and acquisitions.

INCOME TAXES

The following table provides a summary of our reported tax rate:

	2008	2007	2006
Reported tax rate	**31.2%**	30.7%	35.0%
Decrease due to discrete items	**(0.4)%**	(3.7)%	(0.4)%

Our reported tax rate includes discrete impacts from special gains and charges and discrete tax events. Reductions in our effective income tax rates (excluding discrete impacts) over the last three years have primarily been due to tax planning efforts and international rate reductions.

The 2008 reported tax rate was impacted by $11.0 million of non-recurring tax items including $9.1 million of net tax benefits on special gains and charges as well as $1.9 million of discrete tax benefits. Discrete tax items in 2008 included $4.8 million of discrete tax benefits recorded in the first quarter due to enacted tax legislation and an international rate change. 2008 also included $2.1 million of discrete tax expense recorded in the third quarter related to recognizing adjustments from filing our 2007 U.S. federal income tax return and $0.8 million of discrete tax expense recorded in the fourth quarter.

The 2007 reported tax rate was impacted by $29.5 million of non-recurring tax items, including $10.2 million of net tax benefits on special gains and charges, as well as $19.3 million of discrete tax benefits. Discrete tax benefits in 2007 included $5.4 million of discrete tax benefits recorded in the second quarter for tax audit settlements, $8.6 million of discrete tax benefits recorded in the third quarter for reductions in net deferred tax liabilities related to international tax rate changes and $5.3 million of tax benefits recorded in the fourth quarter primarily due to tax audit settlements.

The 2006 reported tax rate included the benefit of a $1.8 million tax settlement and a $0.5 million benefit related to prior years.

NET INCOME AND EARNINGS PER SHARE

Net income increased 5% to $448 million in 2008 compared to $427 million in 2007. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2008 was negatively impacted by $16.8 million, net of tax benefit, of special gains and charges, partially offset by $1.9 million of discrete tax benefits. Net income in 2007 was negatively impacted by $9.5 million, net of tax benefit, of special gains and charges, which was more than offset by $19.3 million of discrete tax benefits. These items decreased net income growth in 2008 by 6%. Our 2008 net income growth was also favorably impacted by currency translation of approximately $13 million and a lower overall effective income tax rate compared to 2007 (excluding the impact of discrete tax items). Diluted earnings per share increased 6% to $1.80 per share in 2008, compared to $1.70 per share in 2007. Special gains and charges and discrete tax items negatively impacted 2008 by $0.06 per share and favorably impacted 2007 by $0.04 per share.

Net income increased 16% in 2007 to $427 million compared to $369 million in 2006. Net income in both years included items of a non-recurring nature that are not necessarily indicative of future operating results. Net income in 2007 includes $9.5 million, net of tax benefit, of special gains and charges and $19.3 million of discrete tax benefits. Net income in 2006 included a discrete tax benefit of $1.8 million which was offset by a $1.8 million charge, net of tax benefit, in selling, general and administrative expense to recognize minimum royalties under a licensing agreement with no future benefit. These items increased net income growth in 2007 by 3%. Our 2007 net income was positively impacted by favorable currency translation of approximately $15 million and also benefited when compared to 2006 due to a lower overall effective income tax rate. Diluted earnings per share increased 19% to $1.70 per share in 2007, compared to $1.43 per share in 2006. The 2007 per share amount was favorably impacted by $0.04 per share of special gains and charges and discrete tax benefits recorded in 2007.

SEGMENT PERFORMANCE

Our operating segments have been aggregated into three reportable segments: U.S. Cleaning & Sanitizing, U.S. Other Services and International. We evaluate the performance of our International operations based on fixed management rates of currency exchange. Therefore, International sales and operating income totals, as well as the International financial information included in this financial discussion, are based on translation into U.S. dollars at the fixed currency exchange rates used by management for 2008. The difference between actual currency exchange rates and the fixed currency exchange rates used by management is included in "Effect of Foreign Currency Translation" within our operating segment results. All other accounting policies of the reportable segments are consistent with U.S. GAAP and the accounting policies of the company described in Note 2. Additional information about our reportable segments is included in Note 16.

SALES BY REPORTABLE SEGMENT

MILLIONS	2008	2007	2006	PERCENT CHANGE 2008	2007
Net sales					
United States					
Cleaning & Sanitizing	$ 2,661	$ 2,351	$ 2,152	13%	9%
Other Services	469	450	411	4	10
Total United States	3,130	2,801	2,563	12	9
International	2,975	2,794	2,630	6	6
Total	6,105	5,595	5,193	9	8
Effect of foreign currency translation	33	(125)	(297)		
Consolidated	$ 6,138	$ 5,470	$4,896	12%	12%

UNITED STATES CLEANING & SANITIZING



SALES
MILLIONS
BUSINESS MIX
PERCENT
$2,152
$2,351
$2,661
06
07
08
Institutional 57%
Food & Beverage 20%
Kay 11%
Healthcare 8%
Vehicle Care 2%
Textile Care 2%

U.S. Cleaning & Sanitizing sales increased 13% in 2008. Acquisitions added 7% of the 13% year-over-year sales growth. Sales growth was led by Kay, Healthcare and Food & Beverage gains. Institutional sales increased 5% in 2008 as we saw very strong sales of our new Apex™ warewashing system due to customer demand for energy and cost saving solutions. New business gains also continued, but were partially offset by lower consumption among our foodservice and lodging customers as they experienced a softening of their traffic trends due to the current economic environment. Beginning in the first quarter of 2008, following the Ecovation acquisition, we combined our Water Care Services and Ecovation businesses into our Food & Beverage division. Food & Beverage customers are the primary targets for our Water Care sales and there are potential synergies and efficiencies available between Water Care and Ecovation. Combined Food & Beverage sales, including Water Care and Ecovation, increased 17% in 2008 compared to 2007. The acquisition of Ecovation added 8% to the sales growth. Sales were led by strong growth in the agri, meat & poultry and dairy market segments. New business gains, growth at existing accounts and customer retention continue to fuel organic growth in spite of more difficult market conditions in 2008. Kay sales grew 15% in 2008. Kay's strong sales growth reflected new account gains and success with new products and programs. Business trends remain strong with very good ongoing demand from new and existing quick service restaurant customers. Sales for our Healthcare business increased significantly in 2008, reflecting the impact of the Microtek acquisition in the fourth quarter of 2007. Excluding the impact of the Microtek acquisition, Healthcare sales rose 11% for the year reflecting continued end-market demand for our infection prevention and skin care products. The Microtek business reported strong sales growth for the year led by sales of their infection control barriers.

UNITED STATES OTHER SERVICES



SALES
MILLIONS
BUSINESS MIX
PERCENT
$411
$450
$469
06
07
08
Pest Elimination 71%
GCS Service 29%

U.S. Other Services sales increased 4% in 2008. Pest Elimination reported 7% sales growth for the year led by continued growth in contract services due to the addition of new customer locations and new programs. Sales growth slowed beginning in the fourth quarter of 2008 as we saw reduced discretionary spending by our Pest Elimination customers due to the current recession. GCS Service sales declined 1% in 2008 compared to 2007. Moderate service sales growth was offset by a decline in direct parts sales during the year. GCS Service sales declined beginning in the fourth quarter due to softness in the foodservice market and reduced discretionary spending on equipment maintenance.

INTERNATIONAL



SALES
MILLIONS
BUSINESS MIX
PERCENT
$2,630
$2,794
$2,975
06
07
08
Europe/Middle East/ Africa 68%
Asia Pacific 16%
Latin America 9%
Canada 7%

We evaluate the performance of our International operations based on fixed management rates of currency exchange. Fixed management rate sales of our International operations grew 6% in 2008. The net impact of acquisitions and divestitures did not have a significant impact on International year-over-year sales growth in 2008. Sales in Europe/Middle East/Africa (EMEA) increased 3% in 2008 led by sales growth in Germany, U.K., Turkey and South Africa. The net impact of acquisitions and divestitures reduced EMEA sales growth by 2% compared to last year, primarily due to the divestiture of a business in the U.K. Asia Pacific sales grew 8% in 2008 led by double-digit growth in China and Hong Kong, as well as good growth in Australia and New Zealand. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America sales continued to be strong, rising 15% in 2008 as sales were strong throughout the region. The increase over last year was led by double-digit growth in Brazil, Chile and the Caribbean. Sales benefited from new account gains, growth of existing accounts and success with new programs. In the fourth quarter of 2008 we began to experience some softening in the Latin America region, primarily Mexico and the Caribbean, due to the current economic environment. Sales in Canada increased 6% in 2008. Sales growth in Canada continued to be led by Institutional growth due to new products and good account retention.

OPERATING INCOME BY REPORTABLE SEGMENT

MILLIONS	**2008**	2007	2006
Operating income			
United States			
Cleaning & Sanitizing	**$ 432**	$ 394	$ 329
Other Services	**52**	41	39
Total United States	**484**	435	368
International	**280**	290	283
Total	**764**	725	651
Corporate	**(55)**	(40)	–
Effect of foreign currency translation	**4**	(18)	(39)
Consolidated	**$ 713**	$ 667	$ 612
Operating income as a percent of net sales			
United States			
Cleaning & Sanitizing	**16.2%**	16.8%	15.3%
Other Services	**11.1**	9.1	9.5
Total United States	**15.5**	15.5	14.4
International	**9.4**	10.4	10.8
Consolidated	**11.6%**	12.2%	12.5%

U.S. Cleaning & Sanitizing operating income increased 10% in 2008. As a percentage of net sales, operating income decreased to 16.2% in 2008 from 16.8% in 2007. Acquisitions reduced operating income growth by 2%. Operating income increased as sales volume, pricing, improved cost efficiencies and variable compensation reductions more than offset higher delivered product costs.

U.S. Other Services operating income increased 27% in 2008. Operating income growth was driven by continued operating income growth at Pest Elimination. GCS operating results improved in the fourth quarter of 2008, but were flat for the full year. As a percentage of net sales, operating income increased to 11.1% in 2008 from 9.1% in 2007. The increase in the ratio was primarily due to continued profit growth at Pest Elimination, as well as a favorable comparison to 2007, which included legal charges at Pest Elimination and system implementation costs at GCS.

International management-rate based operating income decreased 3% in 2008. The International operating income margin was 9.4% in 2008 compared to 10.4% in 2007. Higher delivered product costs and investments in our international business more than offset sales gains, driving the decline in operating income in 2008. When measured at public currency rates, operating income increased 3% in 2008. Acquisitions and divestitures did not have a significant impact on International operating income.

Operating income margins of our International operations are generally less than those realized for our U.S. operations. The lower International margins are due to (i) the additional costs caused by the difference in scale of International operations where many operating locations are smaller in size, (ii) the additional cost of operating in numerous and diverse foreign jurisdictions and (iii) higher costs of importing raw materials and finished goods. Proportionately larger investments in sales, technical support and administrative personnel are also necessary in order to facilitate the growth of our International operations.

CORPORATE

Consistent with our internal management reporting, the corporate segment in 2008 included $25.9 million of special gains and charges reported on the Consolidated Statement of Income. It also included investments in the development of business systems and other corporate investments we made as part of our ongoing efforts to improve our efficiency and returns.

In 2007, the corporate segment included $19.7 million of special gains and charges reported on the Consolidated Statement of Income. It also included investments we made in business systems and to optimize our business structure.

We did not report any items in our corporate segment in 2006.

2007 COMPARED WITH 2006

U.S. Cleaning & Sanitizing sales increased 9% in 2007 compared to 2006, led by Institutional, Food & Beverage and Kay gains. Acquisitions added 1% to the year-over-year sales growth. Institutional sales increased 8% in 2007 resulting from new account gains and good sales growth into its various end-market segments including travel, restaurant and healthcare. Food & Beverage sales increased 9% in 2007. An acquisition in 2006 added 2% and the remaining increase was due to sales growth in the meat & poultry, food and beverage markets. Kay sales grew 9% in 2007 led by solid ongoing food retail and quick service restaurant demand from major existing customers, strong new account gains and success with new products and programs.

U.S. Other Services sales increased 10% in 2007 compared to 2006. Pest Elimination reported strong growth as its sales increased 10%, driven by strong contract sales with significant new corporate account gains, supplemented by strong non-contract sales. GCS Service sales increased a strong 8% in 2007 showing improved sales momentum driven by corporate account gains.

Management rate sales of our International operations grew 6% in 2007 compared to 2006. Acquisitions and divestitures did not have a significant impact on the year-over-year sales growth in 2007. Sales in EMEA increased 5% in 2007 as good sales gains in the U.K., South Africa and Turkey were partially offset by weak results in Germany and France. EMEA also achieved geographic growth in 2007 through further expansion in eastern Europe. Asia Pacific sales grew 9% primarily driven by significant growth in China and Hong Kong, as well as good growth in Japan and Australia. Asia Pacific sales benefited from new corporate accounts and good results in the beverage and brewery market. Latin America sales rose 14% in 2007. The growth over last year was led by double-digit growth in Brazil, Mexico and the Caribbean. Sales benefited from new account gains, growth of existing accounts and success with new programs. Sales in Canada increased 7% in 2007, led by Institutional growth due to corporate account gains, new products and excellent account retention.

U.S. Cleaning & Sanitizing operating income increased 20% in 2007. As a percentage of net sales, operating income increased to 16.8% in 2007 from 15.3% in 2006. Operating income increased due to pricing, higher sales volume and cost efficiencies which more than offset rising delivered product costs and investments in the business. Acquisitions and divestitures had minimal effect on the overall percentage increase in operating income.

U.S. Other Services operating income increased 4% in 2007. Operating income increased due to pricing and higher sales volume which were partially offset by investments in the business and costs associated with the implementation of a new business platform for GCS. As a percentage of net sales, operating income decreased to 9.0% in 2007 from 9.5% in 2006. The decrease in the ratio was primarily due to legal charges at Pest Elimination as well as system implementation costs at GCS.

International management-rate based operating income rose 2% in 2007. The International operating income margin was 10.4% in 2007 compared to 10.8% in 2006. Operating income increased due to higher sales volume and pricing. However, operating income margin decreased due to higher delivered product costs and significant investment in our international business. When measured at public currency rates, operating income increased 12% in 2007. Acquisitions and divestitures did not have a significant impact on operating income growth.

FINANCIAL POSITION & LIQUIDITY

FINANCIAL POSITION

Significant changes in our financial position during 2008 included the following:

Total assets increased to $4.8 billion as of December 31, 2008 from $4.7 billion at December 31, 2007. Increases due to acquisitions, investment in the business and working capital growth were partially offset by foreign currency exchange impacts which reduced total assets by approximately $0.4 billion as the U.S. dollar strengthened against foreign currencies.

Total liabilities increased to $3.2 billion at December 31, 2008 from $2.8 billion at December 31, 2007, primarily due to an increase in our long-term debt and our U.S. pension liability due to significant losses on plan assets during 2008.

TOTAL DEBT TO CAPITALIZATION

PERCENT


39%
34%
42%
06
07
08
Shareholders' Equity 58%
Total Debt 42%

Total debt was $1.1 billion at December 31, 2008, and increased from total debt of $1.0 billion at December 31, 2007. Our debt continued to be rated within the "A" categories by the major rating agencies during 2008. The increase in total debt was primarily due to an increase in borrowings to fund the $300 million share repurchase from Henkel in November 2008. In February 2008, we issued and sold $250 million of 4.875% senior unsecured notes that mature in 2015. The proceeds were used to refinance outstanding commercial paper related to acquisitions and for general corporate purposes. The ratio of total debt to capitalization (total debt divided by the sum of shareholders' equity and total debt) was 42% at year-end 2008 and 34% at year-end 2007. The debt to capitalization ratio was higher at year-end 2008 due to a $135 million increase in debt, as well as a $364 million decrease in shareholders' equity due to share repurchases, cumulative translation and losses on our U.S. pension plan. We view our debt to capitalization ratio as an important indicator of our creditworthiness.

CASH FLOWS

Cash provided by operating activities declined $45 million or 6% to $753 million in 2008 compared to 2007. The decrease in operating cash flow for 2008 reflects a $75 million voluntary contribution to our U.S. pension plan and an increase in accounts receivable, excluding the effects of currency exchange, which more than offset our increased earnings, lower tax payments and $30 million of proceeds from the sale of Ecovation lease receivables. Our bad debt expense increased to $23 million or 0.4% of net sales in 2008 from $16 million or 0.3% of net sales in 2007. The increase in bad debt occurred primarily during the second half of 2008 due to the current economic environment. We continue to monitor the creditworthiness of our customers closely and do not expect our future cash flow to be materially impacted. Historically, we have had strong operating cash flow, and we anticipate this will continue. We expect to continue to use this cash flow to pay dividends, acquire new businesses, repurchase our common stock, pay down debt and meet our ongoing obligations and commitments.

CASH PROVIDED BY OPERATING ACTIVITIES

MILLIONS


$571
$590
$628
$798
$753
04
05
06
07
08

Cash used for investing activities decreased in 2008 primarily due to decreased acquisition activity, partially offset by increased capital and software investments as we continue to invest in our business to support our long-term growth. Cash used for investing activities in 2008 also includes a $21 million deposit into an indemnification escrow for a portion of the purchase price for the Ecovation acquisition. We continue to acquire strategic businesses which complement our growth strategy. We also continue to invest in merchandising equipment consisting primarily of systems used by our customers to dispense our cleaning and sanitizing products. We expect to continue to make significant capital investments and acquisitions in the future to support our long-term growth.

Our cash flows from financing activities reflect issuances and repayment of debt, common stock repurchases, dividend payments and proceeds from common stock issuances related to our equity incentive programs. 2008 financing activities included the issuance of $250 million 4.875% senior notes and $337 million of share repurchases. 2007 financing activities included the repayment of our euro 300 million ($390 million) 5.375% euronotes in February 2007 and $371 million of share repurchases, offset partially by short-term borrowings. Share repurchases in both years were funded with operating cash flows, short-term borrowing and cash from the exercise of employee stock options. In November 2008, our Board authorized the purchase of $300 million of our common stock from Henkel. The authorized repurchase was completed with the purchase of 11.3 million shares from Henkel in November 2008. In October 2006, we announced an authorization to repurchase up to 10 million shares of Ecolab common stock. As of December 31, 2008, approximately 3.9 million shares remain to be purchased under this authorization. Shares are repurchased for the purpose of offsetting the dilutive effect of stock options and incentives, to efficiently return capital to shareholders and for general corporate purposes. We do not expect to repurchase a significant amount of shares in 2009. Cash proceeds and tax benefits from option exercises provide a portion of the funding for repurchase activity.

In 2008, we increased our indicated annual dividend rate for the 17th consecutive year. We have paid dividends on our common stock for 72 consecutive years. Cash dividends declared per share of common stock, by quarter, for each of the last three years were as follows:

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2008	**$0.1300**	**$0.1300**	**$0.1300**	**$0.1400**	**$0.5300**
2007	0.1150	0.1150	0.1150	0.1300	0.4750
2006	0.1000	0.1000	0.1000	0.1150	0.4150

LIQUIDITY AND CAPITAL RESOURCES

We currently expect to fund all of our cash requirements which are reasonably foreseeable for 2009, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, possible business acquisitions and pension contributions from operating cash flow, cash reserves and short-term and/or long-term borrowing. In the event of a significant acquisition or other significant funding need, funding may occur through additional short and/or long-term borrowing or through the issuance of the company's common stock.

In the third quarter of 2008, global credit markets, including the commercial paper markets, began experiencing adverse conditions, and volatility within these markets temporarily increased the costs associated with issuing debt due to increased spreads over relevant interest rate benchmarks. Despite this volatility and disruption, we continued to have access to the commercial paper market and we are well positioned to weather the current volatility in the credit markets. We have a $600 million U.S. commercial paper program and a $200 million European commercial paper program. Both programs are rated A-1 by Standard & Poor's and P-1 by Moody's. To support our commercial paper programs and other general business funding needs, we maintain a $600 million multi-year committed credit agreement with a diverse portfolio of banks which expires in June 2012. We can draw directly on the credit facility on a revolving credit basis. As of December 31, 2008, $316 million of this credit facility was committed to support outstanding U.S. commercial paper, leaving $284 million available for other uses. In addition, we have other committed and uncommitted credit lines of $140 million with major international banks and financial institutions to support our general global funding needs. Approximately $120 million of these credit lines were undrawn and available for use as of our 2008 year end. Additional details on our credit facilities are included in Note 6.

A schedule of our obligations under various notes payable, long-term debt agreements, operating leases with noncancelable terms in excess of one year, interest obligations and benefit payments are summarized in the following table:

MILLIONS		PAYMENTS DUE BY PERIOD			
Contractual obligations	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Notes payable	$ 334	$ 334	$ –	$ –	$ –
Long-term debt	804	5	159	164	476
Operating leases	174	56	68	27	23
Interest*	221	42	73	61	45
Benefit payments**	929	70	139	184	536
Total contractual cash obligations	$ 2,462	$ 507	$ 439	$ 436	$ 1,080

* Interest on variable rate debt was calculated using the interest rate at year-end 2008.

** Benefit payments are paid out of the company's pension and postretirement health care benefit plans.

As of December 31, 2008, our gross liability for uncertain tax positions under FIN 48 was $111 million. We are not able to reasonably estimate the amount by which the liability will increase or decrease over an extended period of time. Therefore, these amounts have been excluded from the schedule of contractual obligations.

We are not required to make any contributions to our U.S. pension and postretirement health care benefit plans in 2009, based on plan asset values as of December 31, 2008. We expect to make a voluntary contribution of approximately $50 million to our U.S. pension plan in the beginning of April 2009. We are in compliance with all funding requirements of our pension and postretirement health care plans. We are required to fund certain international pension benefit plans in accordance with local legal requirements. We estimate contributions to be made to our international plans will approximate $25 million in 2009. These amounts have been excluded from the schedule of contractual obligations.

We lease sales and administrative office facilities, distribution center facilities and other equipment under longer-term operating leases. Vehicle leases are generally shorter in duration. Vehicle leases have guaranteed residual value requirements that have historically been satisfied primarily by the proceeds on the sale of the vehicles.

Except for approximately $57 million of letters of credit supporting domestic and international commercial relationships and transactions, primarily our North America self-insurance program, we do not have significant unconditional purchase obligations, or significant other commercial commitments, such as commitments under lines of credit, standby letters of credit, guarantees, standby repurchase obligations or other commercial commitments.

As of December 31, 2008, we are in compliance with all covenants and other requirements of our credit agreements and indentures. Our $600 million multicurrency credit agreement, as amended and restated, no longer includes a covenant regarding the ratio of total debt to capitalization. Our euro 300 million senior notes include covenants regarding the amount of indebtedness secured by liens and subsidiary indebtedness allowed.

A downgrade in our credit rating could limit or preclude our ability to issue commercial paper under our current programs. A credit rating downgrade could also adversely affect our ability to renew existing or negotiate new credit facilities in the future and could increase the cost of these facilities. Should this occur, we could seek additional sources of funding, including issuing term notes or bonds. In addition, we have the ability at our option to draw upon our $600 million committed credit facilities prior to their termination.

OFF-BALANCE SHEET ARRANGEMENTS

Other than operating leases, we do not have any off-balance sheet financing arrangements. See Note 12 for information on our operating leases. We do not have relationships with unconsolidated entities or financial partnerships, such as entities often referred to as "structured finance" or "special purposes entities," which are sometimes established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 2 for information on new accounting pronouncements.

MARKET RISK

We enter into contractual arrangements (derivatives) in the ordinary course of business to manage foreign currency exposure and interest rate risks. We do not enter into derivatives for trading purposes. Our use of derivatives is subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting and is designed to reduce the volatility associated with movements in foreign exchange and interest rates on our income statement and cash flows.

We enter into forward contracts, swaps and foreign currency options to hedge certain intercompany financial arrangements, and to hedge against the effect of exchange rate fluctuations on transactions related to cash flows and net investments denominated in currencies other than U.S. dollars. At December 31, 2008, we had approximately $486 million notional amount of foreign currency forward exchange contracts with face amounts denominated primarily in euros. These contracts are recorded on our balance sheet at fair-value of $14 million. Under SFAS 157, fair value is determined using foreign currency exchange rates (level 2 - significant other observable inputs) as of 2008 year end.

We manage interest expense using a mix of fixed and floating rate debt. To help manage borrowing costs, we may enter into interest rate swap agreements. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. As of December 31, 2008, we do not have any interest rate swaps outstanding.

Based on a sensitivity analysis (assuming a 10% adverse change in market rates) of our foreign exchange and interest rate derivatives and other financial instruments, changes in exchange rates or interest rates would not materially affect our financial position and liquidity. The effect on our results of operations would be substantially offset by the impact of the hedged items.

SUBSEQUENT EVENT

In January 2009, we announced plans to undertake restructuring and other cost-saving actions during 2009 in order to streamline our operations and improve our efficiency and effectiveness. The restructuring includes a reduction of our global workforce by approximately 1,000 positions or 4%, and the reduction of plant and distribution center locations. We estimate these anticipated actions will result in pretax restructuring special charges of approximately $65 million to $75 million ($42 million to $49 million after tax) in 2009. These actions are expected to provide annualized pretax savings of approximately $70 million to $80 million ($45 million to $50 million after tax), with pretax savings of approximately $50 million to be realized in 2009. We anticipate that approximately $55 million to $65 million of the restructuring special charges represent cash expenditures.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This financial discussion and other portions of this Annual Report to Shareholders contain various "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include expectations concerning items such as:

- revenue and earnings growth
- raw material and delivered product costs
- currency translation
- business acquisitions
- system implementations
- restructuring charges and cost savings
- cash flows
- loss of customers and bad debt
- debt repayments
- disputes and claims
- environmental and regulatory considerations
- share repurchases
- global economic conditions and credit risk
- pension expenses and potential contributions
- new accounting pronouncements
- income taxes, including unrecognized tax benefits or uncertain tax positions
- borrowing capacity
- and liquidity requirements.

Without limiting the foregoing, words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "we believe," "we expect," "estimate," "project" (including the negative or variations thereof) or similar terminology, generally identify forward-looking statements. Forward-looking statements may also represent challenging goals for us. We caution that undue reliance should not be placed on such forward-looking statements, which speak only as of the date made. Some of the factors which could cause results to differ from those expressed in any forward-looking statements are set forth under Item 1A of our Form 10-K for the year ended December 31, 2008, entitled Risk Factors.

In addition, we note that our stock price can be affected by fluctuations in quarterly earnings. There can be no assurances that our earnings levels will meet investors' expectations. Except as may be required under applicable law, we undertake no duty to update our Forward-Looking Statements.

CONSOLIDATED STATEMENT OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE)	**2008**	2007	2006
Net sales	**$ 6,137.5**	$ 5,469.6	$ 4,895.8
Operating expenses			
Cost of sales	**3,141.6**	2,691.7	2,416.1
Selling, general and administrative expenses	**2,257.5**	2,090.9	1,868.1
Special gains and charges	**25.9**	19.7	
Operating income	**712.5**	667.3	611.6
Interest expense, net	**61.6**	51.0	44.4
Income before income taxes	**650.9**	616.3	567.2
Provision for income taxes	**202.8**	189.1	198.6
Net income	**$ 448.1**	$ 427.2	$ 368.6
Net income per common share			
Basic	**$ 1.83**	$ 1.73	$ 1.46
Diluted	**$ 1.80**	$ 1.70	$ 1.43
Dividends declared per common share	**$ 0.5300**	$ 0.4750	$ 0.4150
Weighted-average common shares outstanding			
Basic	**245.4**	246.8	252.1
Diluted	**249.3**	251.8	257.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

DECEMBER 31 (MILLIONS)	**2008**	2007
ASSETS		
Current assets		
Cash and cash equivalents	**$ 66.7**	$ 137.4
Accounts receivable, net	**971.0**	974.0
Inventories	**467.2**	450.8
Deferred income taxes	**94.7**	89.4
Other current assets	**91.5**	65.7
Total current assets	**1,691.1**	1,717.3
Property, plant and equipment, net	**1,135.2**	1,083.4
Goodwill	**1,267.7**	1,279.2
Other intangible assets, net	**326.7**	328.9
Other assets	**336.2**	314.0
Total assets	**$ 4,756.9**	$ 4,722.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	**$ 338.9**	$ 403.5
Accounts payable	**359.6**	343.7
Compensation and benefits	**261.1**	280.2
Income taxes	**46.3**	27.7
Other current liabilities	**436.0**	463.2
Total current liabilities	**1,441.9**	1,518.3
Long-term debt	**799.3**	599.9
Postretirement health care and pension benefits	**680.2**	418.5
Other liabilities	**263.9**	250.4
Shareholders' equity (a)		
Common stock	**328.0**	326.5
Additional paid-in capital	**1,090.5**	1,015.2
Retained earnings	**2,617.0**	2,298.4
Accumulated other comprehensive income (loss)	**(359.1)**	63.1
Treasury stock	**(2,104.8)**	(1,767.5)
Total shareholders' equity	**1,571.6**	1,935.7
Total liabilities and shareholders' equity	**$ 4,756.9**	$ 4,722.8

(a) Common stock, 400 million shares authorized, $1.00 par value, 236.2 million shares outstanding at December 31, 2008, 246.8 million shares outstanding at December 31, 2007.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	**2008**	2007	2006
OPERATING ACTIVITIES			
Net income	**$ 448.1**	$ 427.2	$ 368.6
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	**334.7**	291.9	268.6
Deferred income taxes	**80.6**	2.5	(18.8)
Share-based compensation expense	**33.6**	37.9	36.3
Excess tax benefits from share-based payment arrangements	**(8.2)**	(20.6)	(19.8)
Gain on sale of plant	**(24.5)**		
Disposal (gains) losses, net	**(1.7)**	(11.0)	0.4
Write-down of business investments	**19.1**		
Other, net	**7.0**	6.9	1.3
Changes in operating assets and liabilities:			
Accounts receivable	**(89.9)**	(34.4)	(66.8)
Inventories	**(57.5)**	(19.3)	(18.0)
Other assets	**6.8**	20.7	(27.1)
Accounts payable	**30.0**	(10.0)	44.5
Other liabilities	**(24.9)**	105.8	58.4
Cash provided by operating activities	**753.2**	797.6	627.6
INVESTING ACTIVITIES			
Capital expenditures	**(326.7)**	(306.5)	(287.9)
Capitalized software expenditures	**(67.8)**	(55.0)	(33.1)
Property sold	**36.4**	7.4	25.6
Businesses acquired and investments in affiliates, net of cash acquired	**(203.8)**	(329.4)	(65.5)
Sale of businesses	**2.2**	19.8	1.8
Deposit into indemnification escrow	**(21.0)**		
Proceeds from sales and maturities of short-term investments			125.1
Cash used for investing activities	**(580.7)**	(663.7)	(234.0)
FINANCING ACTIVITIES			
Net (repayments) issuances of notes payable	**(67.8)**	279.9	(47.7)
Long-term debt borrowings	**257.7**		396.2
Long-term debt repayments	**(3.9)**	(394.2)	(86.3)
Reacquired shares	**(337.2)**	(371.4)	(282.8)
Cash dividends on common stock	**(128.5)**	(114.0)	(101.2)
Exercise of employee stock options	**36.4**	96.7	87.9
Excess tax benefits from share-based payment arrangements	**8.2**	20.6	19.8
Other, net	**(0.5)**		(2.3)
Cash used for financing activities	**(235.6)**	(482.4)	(16.4)
Effect of exchange rate changes on cash and cash equivalents	**(7.6)**	1.9	2.4
(Decrease) increase in cash and cash equivalents	**(70.7)**	(346.6)	379.6
Cash and cash equivalents, beginning of year	**137.4**	484.0	104.4
Cash and cash equivalents, end of year	**$ 66.7**	$ 137.4	$ 484.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME AND SHAREHOLDERS' EQUITY

MILLIONS	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance December 31, 2005	$ 318.6	$ 727.4	$ 1,719.2	$ 9.8	$ (1,125.8)	$ 1,649.2
Net income			368.6			368.6
Cumulative translation adjustment				65.8		65.8
Derivative instruments				(3.4)		(3.4)
Minimum pension liability				(0.6)		(0.6)
Total comprehensive income						430.4
Cumulative effect adjustment for adoption of SFAS 158				(168.1)		(168.1)
Cash dividends declared			(104.6)			(104.6)
Stock options and awards	4.0	140.8			1.0	145.8
Reacquired shares					(272.5)	(272.5)
Balance December 31, 2006	322.6	868.2	1,983.2	(96.5)	(1,397.3)	1,680.2
Net income			427.2			427.2
Cumulative translation adjustment				128.8		128.8
Derivative instruments				(2.3)		(2.3)
Pension and postretirement benefits				33.1		33.1
Total comprehensive income						586.8
Cumulative effect adjustment for adoption of FIN 48			5.1			5.1
Cash dividends declared			(117.1)			(117.1)
Stock options and awards	3.9	147.0			0.5	151.4
Reacquired shares					(370.7)	(370.7)
Balance December 31, 2007	326.5	1,015.2	2,298.4	63.1	(1,767.5)	1,935.7
Net income			**448.1**			**448.1**
Cumulative translation adjustment				**(233.6)**		**(233.6)**
Derivative instruments				**13.4**		**13.4**
Pension and postretirement benefits				**(202.0)**		**(202.0)**
Total comprehensive income						**25.9**
Cash dividends declared			**(129.5)**			**(129.5)**
Stock options and awards	**1.5**	**75.3**			**(0.1)**	**76.7**
Reacquired shares					**(337.2)**	**(337.2)**
Balance December 31, 2008	**$ 328.0**	**$ 1,090.5**	**$ 2,617.0**	**$ (359.1)**	**$ (2,104.8)**	**$ 1,571.6**

COMMON STOCK ACTIVITY

YEAR ENDED DECEMBER 31 (SHARES)	**2008** COMMON STOCK	**2008** TREASURY STOCK	2007 COMMON STOCK	2007 TREASURY STOCK	2006 COMMON STOCK	2006 TREASURY STOCK
Shares, beginning of year	**326,530,856**	**(79,705,760)**	322,578,427	(71,241,560)	318,602,705	(64,459,800)
Stock options	**1,422,526**	**60,932**	3,952,429	49,197	3,975,722	172,665
Stock awards, net issuances		**45,336**		50,702		49,519
Reacquired shares		**(12,174,341)**		(8,564,099)		(7,003,944)
Shares, end of year	**327,953,382**	**(91,773,833)**	326,530,856	(79,705,760)	322,578,427	(71,241,560)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Ecolab Inc. (the "company") develops and markets premium products and services for the hospitality, foodservice, health care and industrial markets. The company provides cleaning and sanitizing products and programs, as well as pest elimination, maintenance and repair services primarily to hotels and restaurants, health care and educational facilities, quick service (fast-food and convenience store) units, grocery stores, commercial and institutional laundries, light industry, dairy plants and farms, food and beverage processors and the vehicle wash industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. International subsidiaries are included in the financial statements on the basis of their November 30 fiscal year-ends to facilitate the timely inclusion of such entities in the company's consolidated financial reporting. All intercompany transactions and profits are eliminated in consolidation.

USE OF ESTIMATES

The preparation of the company's financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION

Financial position and results of operations of the company's international subsidiaries are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders' equity. Cumulative translation included cumulative losses of $39 million and gains of $171 million as of December 31, 2008 and 2007, respectively. Income statement accounts are translated at the average rates of exchange prevailing during the year. The different exchange rates from period to period impact the amount of reported income from the company's international operations. Foreign currency translation positively impacted net income by approximately $13 million, $15 million and $2 million for the years ended December 31, 2008, 2007 and 2006, respectively.

CASH AND CASH EQUIVALENTS

Cash equivalents include highly-liquid investments with a maturity of three months or less when purchased.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying historical write-off trend rates. The company's estimates include separately providing for specific customer balances when it is deemed probable that the balance is uncollectible. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

The company's allowance for doubtful accounts balance includes an allowance for the expected return of products shipped and credits related to pricing or quantities shipped of approximately $9 million as of December 31, 2008 and 2007, and $7 million as of December 31, 2006. Returns and credit activity is recorded directly to sales.

The following table summarizes the activity in the allowance for doubtful accounts:

MILLIONS	**2008**	2007	2006
Beginning balance	**$43**	$38	$39
Bad debt expense	**23**	16	13
Write-offs	**(20)**	(17)	(17)
Other*	**(2)**	6	3
Ending balance	**$44**	$43	$38

* Other amounts are primarily the effects of changes in currency and acquisitions.

INVENTORY VALUATIONS

Inventories are valued at the lower of cost or market. Domestic chemical inventory costs are determined on a last-in, first-out (LIFO) basis. LIFO inventories represented 24% and 23% of consolidated inventories at year-end 2008 and 2007, respectively. All other inventory costs are determined on a first-in, first-out (FIFO) basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Merchandising equipment consists principally of various systems that dispense the company's cleaning and sanitizing products and dishwashing machines. The dispensing systems are accounted for on a mass asset basis, whereby equipment is capitalized and depreciated as a group and written off when fully depreciated. The company capitalizes both internal and external costs of development or purchase of computer software for internal use. Costs incurred for data conversion, training and maintenance associated with capitalized software are expensed as incurred.

Depreciation is charged to operations using the straight-line method over the assets' estimated useful lives ranging from 5 to 40 years for buildings and leaseholds, 3 to 11 years for machinery and equipment and 3 to 7 years for merchandising equipment and capital software. Total depreciation expense was $286 million, $261 million and $236 million for 2008, 2007 and 2006, respectively. Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and improvements, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated.

Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets arise principally from business acquisitions. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired. Other intangible assets primarily include customer relationships, intellectual property, trademarks and other technology. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections and other acceptable valuation methods. Other intangible assets are amortized on a straight-line basis over their estimated economic lives. The weighted-average useful life of other intangible assets was 13 years as of December 31, 2008, and 14 years as of December 31, 2007.

The weighted-average useful life by type of asset at December 31, 2008 is as follows:

NUMBER OF YEARS	
Customer relationships	12
Intellectual property	12
Trademarks	19
Other	7

The straight-line method of amortization reflects an appropriate allocation of the cost of the intangible assets to earnings in proportion to the amount of economic benefits obtained by the company in each reporting period. Total amortization expense related to other intangible assets during the years ended December 31, 2008, 2007 and 2006, was $48 million, $30 million and $25 million, respectively. Amortization expense has increased significantly primarily due to the Microtek and Ecovation acquisitions. As of December 31, 2008, future estimated amortization expense related to amortizable other identifiable intangible assets will be:

MILLIONS	
2009	$42
2010	39
2011	38
2012	36
2013	35

The company tests goodwill for impairment on an annual basis during the second quarter for all reporting units. If circumstances change significantly, the company would also test a reporting unit for impairment during interim periods between our annual tests. The company's reporting units are its operating segments. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. Fair values of reporting units are established using a discounted cash flow method. Where available and as appropriate, comparative market multiples are used to corroborate the results of the discounted cash flow method. Based on the company's testing, there has been no impairment of goodwill during the three years ended December 31, 2008. Due to a sales decline at GCS Service in the second half of 2008, the company updated the impairment analysis of GCS Service as of December 31, 2008. The updated analysis indicated there has been no impairment.

LONG-LIVED ASSETS

The company periodically reviews its long-lived assets for impairment and assesses whether significant events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when the carrying amount of an asset exceeds the anticipated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded, if any, is calculated by the excess of the asset's carrying value over its fair value.

REVENUE RECOGNITION

The company recognizes revenue as services are performed or on product sales at the time title to the product and risk of loss transfers to the customer. The company's sales policies do not provide for general rights of return. Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The company records estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. The company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.

INCOME PER COMMON SHARE

The computations of the basic and diluted net income per share amounts were as follows:

MILLIONS EXCEPT PER SHARE	**2008**	2007	2006
Net income	**$ 448.1**	$ 427.2	$ 368.6
Weighted-average common shares outstanding			
Basic	**245.4**	246.8	252.1
Effect of dilutive stock options and awards	**3.9**	5.0	5.0
Diluted	**249.3**	251.8	257.1
Net income per common share			
Basic	**$ 1.83**	$ 1.73	$ 1.46
Diluted	**$ 1.80**	$ 1.70	$ 1.43

Restricted stock awards of 88,250 shares for 2008, 68,180 shares for 2007 and 24,670 shares for 2006 were excluded from the computation of basic weighted-average shares outstanding because such shares were not yet vested at those dates.

Stock options to purchase 5.5 million shares for 2008, 5.3 million shares for 2007, and 2.6 million shares for 2006, were not dilutive and, therefore, were not included in the computations of diluted common shares outstanding.

SHARE-BASED COMPENSATION

Effective October 1, 2005, the company adopted Statement of Financial Accounting Standard No. 123 (Revised 2004), *Share-Based Payment* ("SFAS 123R") under the modified retrospective application method. As part of the transition to the new standard, all prior period financial statements were restated to recognize share-based compensation expense historically reported in the notes to the consolidated financial statements.

SFAS 123R requires the company to measure compensation expense for share-based awards at fair value at the date of grant and recognize compensation expense over the service period for awards expected to vest. Stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method and are fully expensed by the time recipients attain age 55, with at least five years of service. In addition, the company includes a forfeiture estimate in the amount of compensation expense being recognized based on an estimate of the number of outstanding awards expected to vest. The company has used the actual tax effects of stock options and the transition guidance prescribed within SFAS 123R for establishing the pool of excess tax benefits (APIC Pool).

COMPREHENSIVE INCOME

Comprehensive income includes net income, foreign currency translation adjustments, unrecognized actuarial gains and losses on pension and postretirement liabilities, gains and losses on derivative instruments designated and effective as cash flow hedges and nonderivative instruments designated and effective as foreign currency net investment hedges that are charged or credited to the accumulated other comprehensive income (loss) account in shareholders' equity.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The company uses foreign currency forward contracts, interest rate swaps and foreign currency debt to manage risks generally associated with foreign exchange rates, interest rates and net investments in foreign operations. The company does not hold derivative financial instruments of a speculative nature. On the date that the company enters into a derivative contract, it designates the derivative as (1) a hedge of (a) the fair value of a recognized asset or liability or (b) an unrecognized firm commitment (a "fair value" hedge), (2) a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge) or (3) a foreign-currency fair-value or cash flow hedge (a "foreign currency" hedge). The company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the company will discontinue hedge accounting prospectively. The company believes that on an ongoing basis its portfolio of derivative instruments will generally be highly effective as hedges.

All of the company's derivatives are recognized on the balance sheet at their fair value. The earnings impact resulting from the change in fair value of the derivative instruments is recorded in the same line item in the consolidated statement of income as the underlying exposure being hedged.

NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expanded disclosures about fair value measurement. Additionally, in February 2008, the FASB announced it will defer for one year the effective date of SFAS 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB also amended SFAS 157 to add a scope exception for leasing transactions subject to SFAS 13 *Accounting for Leases* from its application. The company adopted SFAS 157 effective January 1, 2008, for financial assets and liabilities measured on a recurring basis. The adoption did not have a material impact on the company's consolidated results of operations and financial condition. The company's financial assets measured on a recurring basis as of December 31, 2008, include foreign exchange contracts with fair market value of approximately $14 million, which are valued using foreign currency exchange rates as of the balance sheet date (level 2 - significant other observable inputs). In addition, the company has concluded that it does not have any amounts of financial assets and liabilities measured using the company's own assumptions of fair market value (level 3 - unobservable inputs). The company does not expect the future adoption for non-financial assets and liabilities to have a material impact on the company's consolidated results of operations and financial position.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value, which can be elected on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The company adopted SFAS 159 effective January 1, 2008. The adoption did not have an impact on the company's consolidated results of operations and financial position because the company did not elect the fair value option for any of its financial assets or liabilities.

In December 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. In preparation for the adoption, the company has chosen to expense acquisition costs as incurred. The company's 2008 results include immaterial amounts of acquisition costs. The company adopted SFAS 141R effective January 1, 2009. The adoption did not have a material impact on the company's consolidated results of operations and financial position.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements–an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The company adopted SFAS 160 effective January 1, 2009. The adoption did not have a material impact on the company's consolidated results of operations and financial position.

In March 2008, the FASB issued SFAS 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment to FASB Statement 133* ("SFAS 161"). SFAS 161 requires companies to provide greater transparency through disclosures about how and why the company uses derivative instruments. This includes how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, the level of derivative activity entered into by the company and how derivative instruments and related hedged items affect the company's financial position, results of operations, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The company will include the required disclosures upon adoption of SFAS 161 in the first quarter of 2009.

In December 2008, the FASB issued FSP FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* ("FSP FAS 132(R)-1") which amends SFAS 132(R) to require more detailed disclosures regarding employers' plan assets, including their investment strategies, major categories of plan assets, concentration of risk, and valuation methods used to measure the fair value of plan assets. FSP FAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The company is currently evaluating the impact of adoption.

No other new accounting pronouncement issued or effective has had or is expected to have a material impact on the company's consolidated financial statements.

3. SPECIAL GAINS AND CHARGES

Special gains and charges were $25.9 million in 2008 and include a charge of $19.1 million recorded in the fourth quarter, for the write-down of investments in an energy management business and the closure of two small non-strategic health care businesses, as well as costs to optimize the company's business structure, including costs related to establishing the new European headquarters in Zurich, Switzerland. These charges were partially offset by a gain of $24.0 million from the sale of a plant in Denmark recorded in the second quarter and a $1.7 million gain related to the sale of a business in the U.K. recorded in the first quarter.

Special gains and charges were $19.7 million in 2007 and include a $27.4 million charge for an arbitration settlement related to two California class-action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees recorded in the third quarter of 2007. Special gains and charges also include costs related to establishing the company's European headquarters and other non-recurring charges. These charges were partially offset by a $6.3 million gain on the sale of a minority investment located in the U.S. and a $4.7 million gain on the sale of a business in the U.K. which were recorded in the fourth quarter of 2007.

For segment reporting purposes, these items have been included in the company's corporate segment, which is consistent with the company's internal management reporting.

In January 2009, the company announced plans to undertake restructuring and other cost-saving actions during 2009 in order to streamline operations and improve efficiency and effectiveness. The restructuring includes a reduction of the company's global workforce by approximately 1,000 positions or 4%, and the reduction of plant and distribution center locations. The company estimates these anticipated actions will result in pretax restructuring special charges of approximately $65 million to $75 million ($42 million to $49 million after tax) in 2009. These actions are expected to provide annualized pretax savings of approximately $70 million to $80 million ($45 million to $50 million after tax), with pretax savings of approximately $50 million to be realized in 2009. The company anticipates that approximately $55 million to $65 million of the restructuring special charges represent cash expenditures.

4. RELATED PARTY TRANSACTIONS

Henkel AG & Co. KGaA ("Henkel") beneficially owned 72.7 million Ecolab common shares, or approximately 29.4%, of the company's outstanding common shares on December 31, 2007. In February 2008, Henkel announced its intention to sell some or all of its Ecolab shares. In November 2008, Henkel completed the sale of all 72.7 million shares. As part of the sale transaction, the company repurchased 11.3 million shares directly from Henkel for $300 million.

The company and its affiliates sold products and services in the aggregate amounts of $8 million, $5 million and $6 million in 2008, 2007 and 2006, respectively, to Henkel or its affiliates. The company purchased products and services in the amounts of $73 million, $65 million and $66 million in 2008, 2007 and 2006, respectively, from Henkel or its affiliates. The transactions with Henkel and its affiliates were made in the ordinary course of business and were negotiated at arm's length.

5. BUSINESS ACQUISITIONS AND DISPOSITIONS

BUSINESS ACQUISITIONS

Business acquisitions made by the company during 2008, 2007 and 2006 were as follows:

BUSINESS ACQUIRED	DATE OF ACQUISITION	SEGMENT	ESTIMATED ANNUAL SALES PRE-ACQUISITION (MILLIONS) (UNAUDITED)
2008			
Ecovation, Inc.	February	U.S. C&S (Food & Beverage)	$ 50
Novartis-Ireland dairy hygiene business	January	International (EMEA)	3
2007			
Microtek Medical Holdings, Inc.	November	U.S. C&S International (Healthcare)	150
Eagle Environmental Systems	June	International (Asia Pacific)	4
Fuma Pest	May	International (Asia Pacific)	2
Green Harbour	March	International (Asia Pacific)	4
Apprise Technologies, Inc.	February	U.S. C&S (Institutional)	1
Wotek	January	International (EMEA)	3
2006			
DuChem Industries, Inc.	September	U.S. C&S (Food & Beverage)	10
Powles Hunt & Sons International Ltd.	September	International (EMEA)	5
Shield Medicare Ltd.	June	International (EMEA)	19

In February 2008, the company acquired Ecovation Inc., a Rochester, N.Y. area-based provider of renewable energy solutions and effluent management systems primarily for the food and beverage manufacturing industry in the U.S., including dairy, beverage, and meat and poultry producers. The total purchase price was approximately $210 million, of which $21 million remains payable and was placed in escrow for indemnification purposes.

In November 2007, the company acquired Microtek Medical Holdings Inc., a manufacturer and marketer of infection prevention products for health care and acute care facilities. Microtek's specialized product lines include infection barrier equipment drapes, patient drapes, fluid control products and operating room cleanup systems. The total purchase price was approximately $277 million, net of cash acquired.

In September 2007, the company made a minority investment in Site Controls, LLC, a leading provider of energy management and business intelligence solutions.

The business acquisitions have been accounted for as purchases and, accordingly, the results of their operations have been included in the financial statements of the company from the dates of acquisition. Acquisitions in 2008, 2007 and 2006 were not material to the company's consolidated financial statements; therefore pro forma financial information is not presented. The aggregate purchase price of acquisitions and investments in affiliates has been reduced for any cash or cash equivalents acquired with the acquisitions.

Based upon preliminary purchase price allocations and subsequent adjustments thereto, the components of the aggregate purchase prices of the acquisitions and investment in affiliates made were as follows:

MILLIONS	**2008**	2007	2006
Net tangible assets acquired (liabilities assumed)	**$ 36**	$ 61	$ (6)
Identifiable intangible assets			
Customer relationships	**11**	55	20
Intellectual property	**26**	5	1
Trademarks	**16**	27	5
Other intangibles	**10**	31	2
Total	**63**	118	28
Goodwill	**126**	150	44
Total aggregate purchase price	**225**	329	66
Liability for indemnification	**(21)**	-	-
Net cash paid for acquistions	**$ 204**	$ 329	$ 66

The allocation of purchase price includes preliminary allocations and adjustments to prior period allocations, if any. Amounts in the table above include immaterial purchase accounting adjustments to prior period acquisitions.

The changes in the carrying amount of goodwill for each of the company's reportable segments for the years ended December 31, 2008 and 2007, are as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	CONSOLIDATED
Balance December 31, 2006	$ 197.0	$ 50.5	$ 247.5	$ 788.4	$ 1,035.9
Goodwill acquired during year*	121.7		121.7	28.2	149.9
Goodwill allocated to business dispositions				(2.9)	(2.9)
Foreign currency translation				96.3	96.3
Balance December 31, 2007	318.7	50.5	369.2	910.0	1,279.2
Goodwill acquired during year*	124.9		124.9	1.5	126.4
Goodwill allocated to business dispositions				(0.4)	(0.4)
Foreign currency translation				(137.5)	(137.5)
Balance December 31, 2008	$ 443.6	$ 50.5	$ 494.1	$ 773.6	$ 1,267.7

* For 2008, goodwill acquired is not expected to be tax deductible. For 2007, goodwill of $18.6 million is expected to be tax deductible. Goodwill acquired in 2008 and 2007 also includes adjustments to prior year acquisitions including earnout payments.

BUSINESS DISPOSITIONS

In the fourth quarter of 2007, the company completed the sale of Peter Cox Ltd., a leading U.K. provider of damp proofing, water proofing, timber preservation and wall stabilization for residential, commercial and public properties. The company acquired Peter Cox Ltd. in connection with the company's 2002 purchase of the Terminix Pest Control business in the U.K. Sales of the Peter Cox business were approximately $32 million in 2006 and were included in the company's International reportable segment. The company recognized tax-free gains on the sale of $4.7 million and $1.7 million in the fourth quarter of 2007 and first quarter of 2008, respectively. The gains were reported in special gains and charges.

In December 2007, the company sold a minority investment located in the U.S. and realized a gain of $6.3 million ($4.8 million after tax). The gain was reported in special gains and charges.

The company had no significant business dispositions in 2008 or 2006.

6. BALANCE SHEET INFORMATION

DECEMBER 31 (MILLIONS)	2008	2007
Accounts receivable, net		
Accounts receivable	**$ 1,014.8**	$ 1,016.7
Allowance for doubtful accounts	**(43.8)**	(42.7)
Total	**$ 971.0**	$ 974.0
Inventories		
Finished goods	**$ 263.8**	$ 241.9
Raw materials and parts	**232.8**	224.9
Excess of fifo cost over lifo cost	**(29.4)**	(16.0)
Total	**$ 467.2**	$ 450.8
Property, plant and equipment, net		
Land	**$ 26.5**	$ 30.7
Buildings and leaseholds	**330.6**	331.9
Machinery and equipment	**673.5**	683.7
Merchandising equipment	**1,333.3**	1,330.1
Capitalized software	**162.9**	129.0
Construction in progress	**125.5**	113.0
	2,652.3	2,618.4
Accumulated depreciation	**(1,517.1)**	(1,535.0)
Total	**$ 1,135.2**	$ 1,083.4
Other intangible assets, net		
Cost		
Customer relationships	**$ 266.9**	$ 291.6
Intellectual property	**78.3**	52.2
Trademarks	**111.9**	102.5
Other intangibles	**54.0**	45.8
	511.1	492.1
Accumulated amortization		
Customer relationships	**(120.3)**	(108.5)
Intellectual property	**(22.8)**	(20.0)
Trademarks	**(31.1)**	(29.1)
Other intangibles	**(10.2)**	(5.6)
Total	**$ 326.7**	$ 328.9
Other assets		
Deferred income taxes	**$ 157.9**	$ 137.6
Pension	**12.1**	23.2
Other	**166.2**	153.2
Total	**$ 336.2**	$ 314.0
Short-term debt		
Notes payable	**$ 333.8**	$ 400.3
Long-term debt, current maturities	**5.1**	3.2
Total	**$ 338.9**	$ 403.5
Other current liabilities		
Discounts and rebates	**$ 211.5**	$ 223.7
Dividends payable	**33.1**	32.1
Interest payable	**26.3**	25.0
Other	**165.1**	182.4
Total	**$ 436.0**	$ 463.2
Long-term debt		
4.875% senior notes, due 2015	**$ 248.2**	$ -
4.355% series A senior notes, due 2013	**158.6**	182.9
4.585% series B senior notes, due 2016	**222.1**	256.1
6.875% notes, due 2011	**149.7**	149.6
Other	**25.8**	14.5
	804.4	603.1
Long-term debt, current maturities	**(5.1)**	(3.2)
Total	**$ 799.3**	$ 599.9
Other liabilities		
Deferred income taxes	**$ 74.2**	$ 86.1
Income taxes payable - noncurrent	**65.4**	57.3
Other	**124.3**	107.0
Total	**$ 263.9**	$ 250.4
Accumulated other comprehensive income		
Unrealized gain (loss) on derivative financial instruments	**$ 8.0**	$ (5.4)
Unrecognized pension and postretirement benefit expense	**(364.7)**	(162.7)
Cumulative translation	**(2.4)**	231.2
Total	**$ (359.1)**	$ 63.1

The company has a $600 million multicurrency credit agreement with a consortium of banks that has a term through June 1, 2012. This agreement was increased from $450 million to $600 million and the term was extended from June 1, 2011, to June 1, 2012, during 2007. The company may borrow varying amounts in different currencies from time to time on a revolving credit basis. The company has the option of borrowing based on various short-term interest rates. No amounts were outstanding under this agreement at year-end 2008 and 2007.

The multicurrency credit agreement supports the company's $600 million U.S. commercial paper program and its $200 million European commercial paper program. The U.S. commercial paper program was increased during 2007 from $450 million to $600 million. The company had $316 million in outstanding U.S. commercial paper at December 31, 2008, with an average annual interest rate of 0.9%. The company had $345 million in outstanding U.S. commercial paper at December 31, 2007, with an average annual interest rate of 4.5%. The company had no commercial paper outstanding under its European commercial paper program at December 31, 2008 or 2007. Both programs were rated A-1 by Standard & Poor's and P-1 by Moody's as of December 31, 2008.

In February 2008, the company issued and sold $250 million aggregate principal amount of senior unsecured notes that mature in 2015 at a rate of 4.875%. The proceeds were used to refinance outstanding commercial paper and for general corporate purposes. The notes are not subject to prepayment except where there is a Change of Control as defined in the Supplemental Indenture dated February 8, 2008, and there is a resulting ratings downgrade to below investment grade. Upon consolidation or merger, the company will offer to prepay all of the notes at 101% of the principal outstanding, plus accrued interest. In the event of a default by the company under the Supplemental Indenture, the notes may immediately become due and payable for the unpaid principal amount and accrued interest. The notes are subject to covenants regarding the amount of indebtedness secured by liens and certain sale and leaseback transactions.

In December 2006, the company issued and sold in a private placement euro 300 million ($381 million as of December 31, 2008) aggregate principal amount of the company's senior notes in two series: 4.355% Series A Senior Notes due 2013 in the aggregate principal amount of euro 125 million and 4.585% Series B Senior Notes due 2016 in the aggregate principal amount of euro 175 million, pursuant to a Note Purchase Agreement dated July 26, 2006, between the company and the purchasers. The company used the proceeds to repay its euro 300 million 5.375% euronotes which became due in February 2007.

As of December 31, 2008, the aggregate annual maturities of long-term debt for the next five years were:

MILLIONS	
2009	$ 5
2010	5
2011	154
2012	3
2013	161

As of December 31, the weighted-average interest rate on notes payable was 1.3% in 2008, and 4.1% in 2007.

7. INTEREST

Total cash paid for interest was $64 million in 2008, $76 million in 2007, and $51 million in 2006.

MILLIONS	2008	2007	2006
Interest expense	$ 70.8	$ 58.9	$ 51.3
Interest income	(9.2)	(7.9)	(6.9)
Total interest expense, net	$ 61.6	$ 51.0	$ 44.4

8. FINANCIAL INSTRUMENTS

FOREIGN CURRENCY FORWARD CONTRACTS

The company has entered into foreign currency forward contracts to hedge transactions related to intercompany debt, subsidiary royalties, product purchases, firm commitments and other intercompany transactions. The company uses these contracts to hedge against the effect of foreign currency exchange rate fluctuations on forecasted cash flows. These contracts generally relate to the company's European operations and are denominated primarily in euros. The company had foreign currency forward exchange contracts with notional values that totaled approximately $486 million at December 31, 2008, and $366 million at December 31, 2007. These contracts generally expire within one year. The gains and losses related to these contracts are included as a component of other comprehensive income until the hedged item is reflected in earnings. As of December 31, 2008, other comprehensive income includes a cumulative gain of $10 million related to these contracts.

INTEREST RATE SWAP AGREEMENTS

The company enters into interest rate swap agreements to manage interest rate exposures and to achieve a desired proportion of variable and fixed rate debt.

In May 2006, the company entered into two forward starting interest rate swap agreements in connection with the senior note private placement offering that converted euro 250 million (euro 125 million due December 2013 and euro 125 million due December 2016) of the private placement funding from a variable interest rate to a fixed interest rate. The interest rate swap agreements were designated as, and effective as a cash flow hedge of the private placement offering. In June 2006, the company closed the swap agreements. The decline in fair value of $2 million, net of tax, was recorded in other comprehensive income and is recognized in earnings as part of interest expense as the forecasted transactions occur.

NET INVESTMENT HEDGES

The company designates all euro 300 million senior notes and related outstanding interest as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Prior to repayment in 2007, the company had also previously designated its euro 300 million euronotes as a hedge of existing foreign currency exposures related to net investments the company has in certain European subsidiaries. Accordingly, the transaction gains and losses that are designated and effective as hedges of the company's net investments have been included as a component of the cumulative translation account within accumulated other comprehensive income (loss). Total transaction gains and losses charged to this shareholders' equity account were gains of $37 million, net of tax, and losses of $26 million, net of tax, in 2008 and 2007, respectively.

CREDIT RISK

The company is exposed to credit loss in the event of nonperformance of counterparties for foreign currency forward exchange contracts and interest rate swap agreements. The company monitors its exposure to credit risk by using credit approvals and credit limits and selecting major international banks and financial institutions as counterparties. The company does not anticipate nonperformance by any of these counterparties.

FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of other financial instruments held by the company were:

DECEMBER 31 (MILLIONS)	2008	2007
Carrying amount		
Cash and cash equivalents	$ 66.7	$ 137.4
Accounts receivable, net	971.0	974.0
Foreign exchange contracts	14.4	(5.3)
Notes payable	17.8	55.5
Commercial paper	316.0	344.8
Long-term debt		
(including current maturities)	804.4	603.1
Fair value		
Long-term debt		
(including current maturities)	$ 713.8	$ 572.7

The carrying amounts of cash equivalents, accounts receivable, notes payable and commercial paper approximate fair value because of their short maturities. The carrying amount of foreign exchange contracts is at fair value, which is determined based on foreign currency exchange rates as of the balance sheet date (level 2 - significant other observable inputs).

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

9. SHAREHOLDERS' EQUITY

Authorized common stock, par value $1.00 per share, was 400 million shares in 2008, 2007 and 2006. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.53 for 2008, $0.475 for 2007 and $0.415 for 2006.

The company has 15 million shares, without par value, of authorized but unissued preferred stock. Of these 15 million shares, 0.4 million shares were designated as Series A Junior Participating Preferred Stock and 14.6 million shares were undesignated as of December 31, 2008.

In February 2006, the company's Board of Directors authorized the renewal of the company's shareholder rights plan. Under the company's renewed shareholder rights plan, one preferred stock purchase right is issued for each outstanding share of the company's common stock. A right entitles the holder, upon occurrence of certain events, to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $135, subject to adjustment. The rights, however, do not become exercisable unless and until, among other things, any person or group acquires 15% or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10% or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 10, 2016.

The company reacquired 12,111,836 shares, 8,214,400 shares, and 6,875,400 shares of its common stock in 2008, 2007 and 2006, respectively, through open and private market purchases. The 2008 reaquired shares include 11,346,098 shares purchased from Henkel as discussed in Note 4. The company also reacquired 62,505 shares, 349,699 shares, and 128,544 shares of its common stock in 2008, 2007 and 2006, respectively, related to the exercise of stock options and the vesting of stock awards. In October 2006, the company's board of directors authorized the repurchase of up to 10 million shares of common stock, including shares to be repurchased under Rule 10b5-1. Shares are repurchased to offset the dilutive effect of stock options and incentives and for general corporate purposes. As of December 31, 2008, 3,945,862 shares remained to be purchased under the company's repurchase authority. The company intends to repurchase all shares under this authorization, for which no expiration date has been established, in open market or privately negotiated transactions, subject to market conditions.

10. STOCK INCENTIVE AND OPTION PLANS

The company's stock incentive and option plans provide for grants of stock options, stock awards and other incentives. Common shares available for grant as of December 31 were 4,746,982 for 2008, 9,110,757 for 2007 and 11,689,435 for 2006. Common shares available for grant reflect 12 million shares approved by shareholders in 2005 for issuance under the plans.

Almost all of the awards granted are non-qualified stock options granted to employees that vest annually in equal amounts over a three year service period. Options are granted to purchase shares of the company's stock at the average daily share price on the date of grant. These options generally expire within ten years from the grant date. The company recognizes compensation expense for these awards on a straight-line basis over the three year vesting period, in accordance with SFAS 123R. Stock option grants to retirement eligible recipients are attributed to expense using the non-substantive vesting method.

A summary of stock option activity and average exercise prices is as follows:

SHARES	**2008**	2007	2006
Granted	**3,938,035**	3,083,536	2,669,223
Exercised	**(1,535,554)**	(4,084,837)	(4,215,387)
Canceled	**(196,165)**	(163,033)	(368,984)
December 31:			
Outstanding	**22,695,125**	20,488,809	21,653,143
Exercisable	**16,314,069**	15,106,637	15,804,403

AVERAGE PRICE PER SHARE	**2008**	2007	2006
Granted	**$ 36.35**	$ 48.82	$ 44.93
Exercised	**25.33**	24.60	21.57
Canceled	**45.24**	37.37	33.36
December 31:			
Outstanding	**34.51**	33.57	29.74
Exercisable	**32.04**	29.47	26.36

The total intrinsic value of options (the amount by which the stock price exceeded the exercise price of the option on the date of exercise) that were exercised during 2008, 2007 and 2006, was $34 million, $86 million and $80 million, respectively.

Information related to stock options outstanding and stock options exercisable as of December 31, 2008, is as follows:

OPTIONS OUTSTANDING

RANGE OF EXERCISE PRICES	OPTIONS OUTSTANDING	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 14.78-24.90	4,328,122	3.1 years	$22.14
25.21-32.99	3,107,579	5.1 years	28.17
33.04-34.08	3,073,583	6.9 years	34.05
34.26-35.52	2,741,586	5.9 years	34.51
35.63-36.67	3,674,632	9.9 years	35.63
37.91-45.24	2,927,698	8.0 years	44.84
45.52-51.52	2,841,925	8.9 years	49.32
	22,695,125	6.7 years	34.51

OPTIONS EXERCISABLE

RANGE OF EXERCISE PRICES	OPTIONS EXERCISABLE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE
$ 14.78-24.90	4,328,122	3.1 years	$22.14
25.21-32.99	3,107,579	5.1 years	28.17
33.04-34.08	3,073,583	6.9 years	34.05
34.26-35.52	2,741,586	5.9 years	34.51
35.63-36.67	12,864	7.1 years	36.44
37.91-45.24	2,000,241	8.0 years	44.75
45.52-51.52	1,050,094	8.9 years	49.41
	16,314,069	5.7 years	32.04

The total aggregate intrinsic value of in-the-money options outstanding as of December 31, 2008, was $79 million. The total aggregate intrinsic value of in-the-money options exercisable as of December 31, 2008, was also $79 million.

The lattice (binomial) option-pricing model was used to estimate the fair value of options at grant date beginning upon adoption of SFAS 123R in the fourth quarter of 2005. The company's primary employee option grant occurs during the fourth quarter. The weighted-average grant-date fair value of options granted in 2008, 2007 and 2006, and the significant assumptions used in determining the underlying fair value of each option grant, on the date of grant were as follows:

	2008	2007	2006
Weighted-average grant-date fair value of options granted at market prices	**$7.75**	$12.63	$ 12.92
Assumptions			
Risk-free rate of return	**1.9%**	3.6%	4.5%
Expected life	**6 years**	6 years	6 years
Expected volatility	**23.5%**	24.2%	24.4%
Expected dividend yield	**1.5%**	1.0%	1.0%

The risk-free rate of return is determined based on a yield curve of U.S. treasury rates from one month to ten years and a period commensurate with the expected life of the options granted. Expected volatility is established based on historical volatility of the company's stock price. The expected dividend yield is determined based on the company's annual dividend amount as a percentage of the average stock price at the time of the grant. The decrease in option fair value in 2008 compared to prior years is primarily due to a lower average share price during 2008 and a lower risk-free rate of return.

The expense associated with shares of restricted stock issued under the company's stock incentive plans is based on the average daily share price of the company's stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. The company currently has restricted stock outstanding that vests over periods between 12 and 36 months. Stock awards are not performance based and vest with continued employment. Stock awards are subject to forfeiture in the event of termination of employment. The company granted 49,724 shares in 2008, 46,510 shares in 2007 and 14,845 shares in 2006 under its restricted stock award program.

A summary of non-vested stock option and stock award activity is as follows:

NON-VESTED STOCK OPTIONS AND STOCK AWARDS

	STOCK OPTIONS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE	STOCK AWARDS	WEIGHTED-AVERAGE FAIR VALUE AT GRANT DATE
December 31, 2007	5,382,172	$ 12.40	68,180	$ 43.95
Granted	3,938,035	7.75	49,724	42.71
Vested/Earned	(2,753,334)	11.70	(15,258)	37.83
Cancelled	(185,817)	12.43	(14,396)	46.11
December 31, 2008	6,381,056	$ 9.84	88,250	$ 43.95

Total compensation expense related to share-based compensation plans was $34 million, ($22 million net of tax benefit), $38 million, ($24 million net of tax benefit) and $36 million, ($23 million net of tax benefit) for 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was $52 million of total measured but unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the company's plans. That cost is expected to be recognized over a weighted-average period of 1.9 years. Total cash received from the exercise of share-based instruments in 2008 was $36 million.

The company generally issues authorized but previously unissued shares to satisfy stock option exercises. The company typically repurchases shares on the open market to offset the dilutive effect of stock options.

11. INCOME TAXES

Income before income taxes consisted of:

MILLIONS	**2008**	2007	2006
Domestic	**$ 402.8**	$ 344.2	$ 321.1
Foreign	**248.1**	272.1	246.1
Total	**$ 650.9**	$ 616.3	$ 567.2

The provision for income taxes consisted of:

MILLIONS	**2008**	2007	2006
Federal and state	**$ 59.1**	$ 129.3	$ 143.6
Foreign	**63.1**	57.3	73.8
Total currently payable	**122.2**	186.6	217.4
Federal and state	**79.1**	(2.6)	(15.8)
Foreign	**1.5**	5.1	(3.0)
Total deferred	**80.6**	2.5	(18.8)
Provision for income taxes	**$ 202.8**	$ 189.1	$ 198.6

As of December 31, 2008, the company has federal net operating loss carryforwards, acquired with the Microtek and Ecovation acquisitions, of approximately $26 million, which will be available to offset future taxable income. If not used, these carryforwards will expire between 2018 and 2027. The company also has various state net operating loss carryforwards, acquired with the Microtek and Ecovation acquisitions, that expire from 2009 to 2027. The company has recorded a valuation allowance on the state net operating loss carryforwards because it is more likely than not that they will not be utilized. As of December 31, 2008, the company has an unrealized capital loss of $15 million related to an investment impairment. The company has recorded a valuation allowance on the unrealized capital loss because it is more likely than not that it will not be realized.

The company's overall net deferred tax assets and deferred tax liabilities were comprised of the following:

DECEMBER 31 (MILLIONS)	**2008**	2007
Deferred tax assets		
Other accrued liabilities	**$ 71.5**	$ 70.3
Loss carryforwards	**18.2**	33.9
Share-based compensation	**58.0**	49.5
Other comprehensive income	**231.8**	127.5
Other, net	**37.8**	30.8
Valuation allowance	**(11.4)**	(4.1)
Total	**405.9**	307.9
Deferred tax liabilities		
Property, plant and equipment basis differences	**80.9**	39.6
Intangible assets	**135.8**	128.0
Postretirement healthcare and pension benefits	**11.9**	
Other, net	**5.1**	6.0
Total	**233.7**	173.6
Net deferred tax assets	**$ 172.2**	$134.3

A reconciliation of the statutory U.S. federal income tax rate to the company's effective income tax rate is as follows:

	2008	2007	2006
Statutory U.S. rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**2.3**	2.1	2.3
Foreign operations	**(4.1)**	(3.2)	(1.8)
Non taxable sale of plant and business	**(1.5)**		
U.S.-German tax treaty ratification	**(0.8)**		
Valuation allowance on investment impairment	**0.9**		
Germany and United Kingdom tax rate changes		(1.4)	
Audit settlements/refunds		(1.6)	
Other, net	**(0.6)**	(0.2)	(0.5)
Effective income tax rate	**31.2%**	30.7%	35.0%

As of December 31, 2008, the company had undistributed earnings of international affiliates of approximately $745 million. These earnings are considered to be reinvested indefinitely or available for distribution with foreign tax credits available to offset the amount of applicable income tax and foreign withholding taxes that might be payable on earnings. It is impractical to determine the amount of incremental taxes that might arise if all undistributed earnings were distributed.

Cash paid for income taxes was approximately $100 million in 2008, $161 million in 2007 and $182 million in 2006.

Effective January 1, 2007, the company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the company recognized a $5 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007, balance of retained earnings.

The company files income tax returns in the U.S. federal jurisdiction and various U.S. state and international jurisdictions. With few exceptions, the company is no longer subject to state and foreign income tax examinations by tax authorities for years before 2002. The Internal Revenue Service (IRS) has completed examinations of the company's U.S. income tax returns for the years 1999 through 2006. It is reasonably possible for specific open positions within the 1999 through 2006 U.S. federal examinations to be settled in the next 12 months. The company anticipates a final settlement of the audit of tax years 2005 and 2006 in early 2009. In addition, it is reasonably possible that the company will settle an income tax audit for Germany covering the years 2003 through 2006 in the next 12 months. The company believes these settlements could result in a decrease in the company's gross liability for unrecognized tax benefits of up to $71 million during the next 12 months. Decreases in the company's gross liability could result in offsets to other balance sheet accounts, cash payments, and/or adjustments to tax expense. The occurrence of these events and/or other events not included above within the next 12 months could change depending on a variety of factors and result in amounts different from above.

During 2008, the company recognized a discrete $5.2 million reduction in income tax expense resulting from a new tax treaty between the U.S. and Germany that went into effect after ratification by the U.S. Senate. As a result of the treaty ratification, the company has greater assurance of favorable resolution on potential disputes between these two countries.

During 2007, specific tax positions relating to the company's U.S. income tax returns for 2002 through 2004 were settled and a partial settlement payment was made to the IRS. The company also received final audit settlement for tax years 1999 through 2002 in Germany.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits as of December 31, 2008 and 2007, is as follows:

MILLIONS

	2008	2007
Balance at beginning of year	**$ 98.6**	$ 98.3
Additions based on tax positions related to the current year	**10.9**	14.9
Additions for tax positions of prior years	**9.9**	7.5
Reductions for tax positions of prior years	**(4.7)**	(11.9)
Reductions for tax positions due to statute of limitations	**(0.9)**	(1.2)
Settlements	**(0.3)**	(11.4)
Foreign currency translation	**(2.9)**	2.4
Balance at end of year	**$110.6**	$ 98.6

Included in the balance at December 31, 2008 and 2007 are $54 million and $53 million, respectively, of tax positions that would affect the annual effective tax rate if such benefits were recognized.

The company recognizes both penalties and interest accrued related to unrecognized tax benefits in the company's provision for income taxes. During the year ended December 31, 2008, the company accrued approximately $3 million in interest. The company had approximately $10 million and $7 million for the payment of interest and penalties accrued at December 31, 2008 and 2007, respectively.

12. RENTALS AND LEASES

The company leases sales and administrative office facilities, distribution center facilities, automobiles and other equipment under operating leases. Rental expense under all operating leases was approximately $129 million in 2008, $120 million in 2007 and $104 million in 2006. As of December 31, 2008, future minimum payments under operating leases with noncancelable terms in excess of one year were:

MILLIONS	
2009	$ 56
2010	42
2011	26
2012	16
2013	11
Thereafter	23
Total	$ 174

The company enters into operating leases for vehicles whose noncancelable terms are one year or less in duration with month-to-month renewal options. These leases have been excluded from the table above. The company estimates payments under such leases will approximate $54 million in 2009. These automobile leases have guaranteed residual values that have historically been satisfied primarily by the proceeds on the sale of the vehicles. $0.5 million of estimated losses have been recorded in 2008 for these guarantees as the company believes, based upon the results of previous leasing arrangements, that the potential recovery of value from the vehicles when sold will be less than the residual value guarantee.

13. RESEARCH EXPENDITURES

Research expenditures that related to the development of new products and processes, including significant improvements and refinements to existing products are expensed as incurred. Such costs were $86 million in 2008, $83 million in 2007 and $73 million in 2006.

14. COMMITMENTS AND CONTINGENCIES

The company is self-insured in North America for most workers compensation, general liability and automotive liability losses subject to per occurrence and aggregate annual liability limitations. The company is insured for losses in excess of these limitations. The company has recorded both a liability and an offsetting receivable for amounts in excess of these limitations. The company is self-insured for health care claims for eligible participating employees subject to certain deductibles and limitations. The company determines its liability for claims incurred but not reported on an actuarial basis. Outside of North America, the company is fully insured for losses, subject to annual deductibles.

The company and certain subsidiaries are party to various lawsuits, claims and environmental actions that have arisen in the ordinary course of business. These include antitrust, patent infringement, wage hour lawsuits and possible obligations to investigate and mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other operating or closed facilities. Because litigation is inherently uncertain, and unfavorable rulings or developments could occur, there can be no certainty that the company may not ultimately incur charges in excess of presently recorded liabilities. A future adverse ruling, settlement or unfavorable development could result in future charges that could have a material adverse effect on the company's results of operations or cash flows in the period in which they are recorded. The company currently believes that such future charge, if any, would not have a material adverse effect on the company's consolidated financial position.

In accordance with SFAS 5, *Accounting for Contingencies* ("SFAS 5") and related guidance, the company records liabilities where a contingent loss is probable and can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the company records the most probable estimate of the loss or the minimum amount when no amount within the range is a better estimate than any other amount. The company discloses a contingent liability even if the liability is not probable or the amount is not estimable, or both, if there is a reasonable possibility that a material loss may have been incurred.

As previously disclosed, an arbitration decision in conjunction with a settlement was rendered on September 24, 2007, concerning two California class-action lawsuits involving wage hour claims affecting former and current employees of the company's Pest Elimination Division. If upheld, the company will pay approximately $27.4 million, plus post-award interest in settlement of the cases. The company has appealed the decision and thereby the settlement. The company has fully accrued for this award and the related interest as of December 31, 2008.

One other wage hour lawsuit has been certified for class-action status. The company has completed an analysis and established an accrual for this claim in accordance with SFAS 5. The company believes that there is not a reasonably possible risk of material loss related to this lawsuit.

The company is also a defendant in other wage hour lawsuits, none of which have been certified for class-action status.

The company is also currently participating in environmental assessments and remediation at a number of locations and environmental liabilities have been accrued reflecting management's best estimate of future costs. The company's reserve for environmental remediation costs was approximately $4 million at December 31, 2008 and 2007. Potential insurance reimbursements are not anticipated in the company's accruals for environmental liabilities.

While the final resolution of these contingencies could result in expenses different than current accruals, and therefore have an impact on the company's consolidated financial results in a future reporting period, management believes the ultimate outcome will not have a significant effect on the company's financial position. However, legal matters are subject to inherent uncertainties and there exists the possibility that the ultimate resolution of these matters could have a material adverse impact on the company's financial position, results of operations and cash flows in the period in which any such effect is recorded.

15. RETIREMENT PLANS

PENSION AND POSTRETIREMENT HEALTH CARE BENEFITS PLANS

The company has a noncontributory defined benefit pension plan covering most of its U.S. employees. Effective January 1, 2003, the U.S. pension plan was amended to provide a cash balance type pension benefit to employees hired on or after the effective date. For employees hired prior to January 1, 2003, plan benefits are based on years of service and highest average compensation for five consecutive years of employment. For employees hired after December 31, 2002, plan benefits are based on contribution credits equal to a fixed percentage of their current salary and interest credits. The company also has U.S. noncontributory non-qualified defined benefit plans, which provide for benefits to employees in excess of limits permitted under its U.S. pension plan. The measurement date used for determining the U.S. pension plan assets and obligations is December 31. Various international subsidiaries also have defined benefit pension plans. The measurement date used for determining the international pension plan assets and obligations is November 30, the fiscal year-end of the company's international affiliates. The information following includes all of the company's U.S. and international defined benefit pension plans.

The company provides postretirement health care benefits to certain U.S. employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually. The measurement date used to determine the U.S. postretirement health care plan assets and obligations is December 31. Certain employees outside the U.S. are covered under government-sponsored programs, which are not required to be fully funded. The expense and obligation for providing international postretirement health care benefits is not significant.

Effective December 31, 2006, the company prospectively adopted SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS 158"). As a result of the adoption of SFAS 158, the company recorded a cumulative effect adjustment as a component of other comprehensive income within shareholders' equity. The company's disclosures reflect the revised accounting and disclosure requirements of SFAS 158.

The following table sets forth information related to the company's plans:

MILLIONS	U.S. PENSION[(a)] 2008	U.S. PENSION[(a)] 2007	INTERNATIONAL PENSION 2008	INTERNATIONAL PENSION 2007	U.S. POSTRETIREMENT HEALTH CARE 2008	U.S. POSTRETIREMENT HEALTH CARE 2007
Accumulated Benefit Obligation, end of year	**$ 782.0**	$ 718.2	**$ 347.0**	$ 465.1	**$ 157.0**	$ 164.9
Projected Benefit Obligation						
Projected benefit obligation, beginning of year	**$ 882.7**	$ 833.8	**$ 506.0**	$ 477.9	**$ 164.9**	$ 169.4
Service cost	**44.7**	43.2	**20.7**	20.3	**2.3**	2.6
Interest	**51.8**	47.5	**26.1**	22.4	**9.6**	9.6
Participant contributions			**2.6**	2.5	**3.0**	3.0
Medicare subsidies received					**0.2**	0.4
Curtailments and settlements				(2.3)		
Plan amendments		0.2	**1.0**	0.1		
Actuarial loss (gain)	**12.0**	(17.7)	**(91.3)**	(36.1)	**(12.6)**	(7.6)
Benefits paid	**(28.1)**	(24.3)	**(17.6)**	(19.6)	**(10.4)**	(12.5)
Foreign currency translation			**(74.4)**	40.8		
Projected benefit obligation, end of year	**$ 963.1**	$ 882.7	**$ 373.1**	$ 506.0	**$ 157.0**	$ 164.9
Plan Assets						
Fair value of plan assets, beginning of year	**$ 811.8**	$ 793.4	**$ 311.3**	$ 269.6	**$ 29.6**	$ 30.2
Actual returns on plan assets	**(289.6)**	40.6	**(46.3)**	6.9	**(9.4)**	1.6
Company contributions	**78.6**	2.1	**26.8**	29.6	**7.0**	9.0
Participant contributions			**2.6**	2.5	**1.4**	1.3
Settlements				(0.1)		
Benefits paid	**(28.1)**	(24.3)	**(17.6)**	(19.6)	**(10.4)**	(12.5)
Foreign currency translation			**(51.6)**	22.4		
Fair value of plan assets, end of year	**$ 572.7**	$ 811.8	**$ 225.2**	$ 311.3	**$ 18.2**	$ 29.6
Funded Status, end of year	**$ (390.4)**	$ (70.9)	**$ (147.9)**	$ (194.7)	**$ (138.8)**	$ (135.3)
Amounts recognized in Consolidated Balance Sheet:						
Other assets			**$ 12.1**	$ 23.2		
Other current liabilities	**$ (8.2)**	$ (5.7)	**(7.6)**	(7.6)	**$ (1.3)**	$ (1.2)
Post retirement health care and pension benefits	**(382.2)**	(65.2)	**(152.4)**	(210.3)	**(137.5)**	(134.1)
Net liability	**$ (390.4)**	$ (70.9)	**$ (147.9)**	$ (194.7)	**$ (138.8)**	$ (135.3)
Amounts recognized in Accumulated Other Comprehensive Loss:						
Unrecognized net actuarial loss	**$ 546.4**	$ 183.4	**$ 26.9**	$ 60.5	**$ 31.0**	$ 36.3
Unrecognized net prior service costs (benefits)	**3.1**	4.4	**0.1**	(0.5)	**(6.6)**	(13.0)
Tax benefit	**(212.9)**	(72.8)	**(10.3)**	(21.3)	**(13.0)**	(14.3)
Accumulated other comprehensive loss, net of tax	**$ 336.6**	$ 115.0	**$ 16.7**	$ 38.7	**$ 11.4**	$ 9.0
Change in Accumulated Other Comprehensive Loss:						
Amortization of net actuarial loss	**$ (8.9)**		**$ (1.1)**		**$ (4.7)**	
Amortization of prior service benefits (costs)	**(1.3)**		**(0.4)**		**6.4**	
Current period net actuarial loss (gain)	**371.9**		**(26.2)**		**(0.6)**	
Current period prior service costs			**1.0**			
Tax expense (benefit)	**(140.1)**		**9.5**		**1.3**	
Foreign currency translation			**(4.8)**			
Other comprehensive loss (income)	**$ 221.6**		**$ (22.0)**		**$ 2.4**	

(a) Includes qualified and non-qualified plans

Estimated amounts in accumulated other comprehensive income expected to be reclassified to net period cost during 2009 are as follows:

MILLIONS	U.S. PENSION [(a)]	INTERNATIONAL PENSION	U.S. POSTRETIREMENT HEALTH CARE
Net actuarial loss	$ 15.9	$ 1.5	$ 4.4
Net prior service costs/(benefits)	0.5	0.2	(6.4)
Total	$ 16.4	$ 1.7	$ (2.0)

(a) Includes qualified and non-qualified plans.

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were as follows:

DECEMBER 31 (MILLIONS)	**2008**	2007
Aggregate projected benefit obligation	**$1,220.3**	$ 356.9
Accumulated benefit obligation	**1,027.4**	322.8
Fair value of plan assets	**678.7**	95.7

In 2007, these plans included various international plans and the U.S. non-qualified pension and postretirement health care plans, which are funded consistent with local practices and requirements. Beginning in 2008, these amounts also include the U.S. qualified pension plan. As of December 31, 2008, there were approximately $30 million of future postretirement benefits covered by insurance contracts.

PLAN ASSETS

UNITED STATES

The company's plan asset allocations for its U.S. defined benefit pension and postretirement health care benefits plans at December 31, 2008 and 2007, and target allocation for 2009, are as follows:

ASSET CATEGORY	2009 TARGET ASSET ALLOCATION PERCENTAGE	PERCENTAGE OF PLAN ASSETS	
		2008	2007
Large cap equity	43%	**42%**	42%
Small cap equity	12	**11**	11
International equity	15	**14**	15
Fixed income	25	**26**	26
Real estate	5	**7**	6
Total	100%	**100%**	100%

The company's U.S. investment strategy and policies are designed to maximize the possibility of having sufficient funds to meet the long-term liabilities of the pension fund, while achieving a balance between the goals of asset growth of the plan and keeping risk at a reasonable level. Current income is not a key goal of the plan. The pension plan demographic characteristics generally reflect a younger plan population relative to an average pension plan. Therefore, the asset allocation position reflects the ability and willingness to accept relatively more short-term variability in the performance of the pension plan portfolio in exchange for the expectation of better long-term returns, lower pension costs and better funded status in the long run.

Since diversification is widely recognized as important to reduce unnecessary risk, the pension fund is diversified across a number of asset classes and securities. Selected individual portfolios within the asset classes may be undiversified while maintaining the diversified nature of total plan assets. The company's U.S. investment policies prohibit investing in letter stock, warrants and options, and engaging in short sales, margin transactions, private placements, or other specialized investment activities. The use of derivatives is also prohibited for the purpose of speculation, circumventing the investment guidelines or taking risks that are inconsistent with the fund's guidelines.

INTERNATIONAL

The company's plan asset allocations for its international defined benefit pension plans at December 31, 2008 and 2007, are as follows:

ASSET CATEGORY	PERCENTAGE OF PLAN ASSETS	
	2008	2007
Equity securities	**38%**	42%
Fixed income	**42**	40
Insurance contracts	**14**	8
Real estate	**3**	3
Other	**3**	7
Total	**100%**	100%

Assets of funded retirement plans outside the U.S. are managed in each local jurisdiction and asset allocation strategy is set in accordance with local rules, regulations and practice. Therefore, no target asset allocation for 2009 is presented. The funds are invested in a variety of stocks, fixed income and real estate investments and, in some cases, the assets are managed by insurance companies which may offer a guaranteed rate of return.

NET PERIODIC BENEFIT COSTS

Pension and postretirement health care benefits expense for the company's operations was:

	U.S. PENSION[a]			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
MILLIONS	**2008**	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Service cost - employee benefits earned during the year	**$ 44.7**	$ 43.2	$ 40.6	**$ 20.7**	$ 20.3	$ 18.9	**$ 2.3**	$ 2.6	$ 3.1
Interest cost on benefit obligation	**51.8**	47.5	43.6	**26.1**	22.4	19.0	**9.6**	9.6	9.0
Expected return on plan assets	**(70.3)**	(65.8)	(62.1)	**(18.8)**	(16.1)	(13.1)	**(2.5)**	(2.5)	(2.5)
Recognition of net actuarial loss	**8.9**	13.0	16.6	**1.1**	3.2	3.1	**4.7**	7.3	8.3
Amortization of prior service cost (benefit)	**1.3**	2.0	2.0	**0.4**	0.2		**(6.4)**	(6.4)	(6.4)
Curtailment loss (gain)					0.4	(0.2)			
Total expense	**$ 36.4**	$ 39.9	$ 40.7	**$ 29.5**	$ 30.4	$ 27.7	**$ 7.7**	$ 10.6	$ 11.5

(a) Includes qualified and non-qualified plans

PLAN ASSUMPTIONS

	U.S. PENSION[a]			INTERNATIONAL PENSION			U.S. POSTRETIREMENT HEALTH CARE		
	2008	2007	2006	**2008**	2007	2006	**2008**	2007	2006
Weighted-average actuarial assumptions used to determine benefit obligations as of December 31:									
Discount rate	**6.26%**	5.99%	5.79%	**6.39%**	5.34%	4.65%	**6.26%**	5.99%	5.79%
Projected salary increase	**4.32**	4.32	4.32	**3.23**	3.25	3.27			
Weighted-average actuarial assumptions used to determine net cost:									
Discount rate	**5.99**	5.79	5.57	**5.03**	4.64	4.56	**5.99**	5.79	5.57
Expected return on plan assets	**8.75**	8.75	8.75	**5.85**	5.87	5.80	**8.75%**	8.75%	8.75%
Projected salary increase	**4.32%**	4.32%	4.30%	**3.14%**	3.32%	3.21%			

(a) Includes qualified and non-qualified plans

The expected long-term rate of return is generally based on the pension plan's asset mix. Assumptions of returns are based on historical long-term returns on asset categories, expectations for inflation, and estimates of the impact of active management of the assets.

For postretirement benefit measurement purposes as of December 31, 2008, 8% (for pre-age 65 retirees) and 9% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed. The rates were assumed to decrease by 1% each year until they reach 5% in 2012 for pre-age 65 retirees and 5% in 2013 for post-age 65 retirees and remain at those levels thereafter. Health care costs which are eligible for subsidy by the company are limited to a maximum 4% annual increase beginning in 1996 for certain employees.

Assumed health care cost trend rates have a significant effect on the amounts reported for the company's U.S. postretirement health care benefits plan. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

	1-PERCENTAGE POINT	
MILLIONS	INCREASE	DECREASE
Effect on total of service and interest cost components	$ 0.5	$ (0.4)
Effect on postretirement benefit obligation	7.8	(6.8)

AMENDMENTS

During 2004, the American Jobs Creation Act of 2004 (the "Act") added a new Section 409A to the Internal Revenue Code (the "Code") which significantly changed the federal tax law applicable to amounts deferred after December 31, 2004, under nonqualified deferred compensation plans. In December 2004 the company amended the Supplemental Executive Retirement Plan ("SERP") and the Mirror Pension Plan to (1) allow amounts deferred prior to January 1, 2005, to qualify for "grandfathered" status and to continue to be governed by the law applicable to nonqualified deferred compensation prior to the Act, and (2) temporarily freeze benefits as of December 31, 2004, due to the uncertainty regarding the effect of the Act on such benefits. The Secretary of Treasury and the Internal Revenue Service issued final regulations with respect to the provisions of the Act in April 2007, and final amendments to comply with the Act were adopted by the company prior to the end of 2008. The final amendments restored benefits retroactive to January 1, 2005, and otherwise made changes to ensure compliance with Code Section 409A for post 2004 benefit accruals. Additionally, the company made minor amendments to the Non-Employee Director Stock Option and Deferred Compensation Plan and Mirror Savings Plan to allow for compliance with Code Section 409A. These amendments did not impact the company's reported results of operations or financial position.

CASH FLOWS

As of year-end 2008, the company's estimate of benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter for the company's pension and postretirement health care benefit plans are as follows:

MILLIONS	ALL PLANS	MEDICARE SUBSIDY RECEIPTS
2009	$ 70	$ 1
2010	66	1
2011	73	1
2012	85	1
2013	99	1
2014-2018	536	10

The company's funding policy for the U.S. pension plan is to achieve and maintain a return on assets that meets the long-term funding requirements identified by the projections of the pension plan's actuaries while simultaneously satisfying the fiduciary responsibilities prescribed in ERISA. The company also takes into consideration the tax deductibility of contributions to the benefit plans. During 2008, the company made a $75 million voluntary contribution to the U.S. pension plan. The company expects to make an additional voluntary contribution of approximately $50 million to the U.S. pension plan in the beginning of April 2009. The company is in compliance with all funding requirements of its pension and postretirement health care plans. Certain international pension benefit plans are required to be funded in accordance with local government requirements. The company contributed approximately $27 million to its international pension benefit plans during 2008. The company estimates that it will contribute approximately $25 million to the international pension benefit plans during 2009.

The company is not aware of any expected refunds of plan assets within the next 12 months from any of its existing U.S. or international pension or postretirement benefit plans.

SAVINGS PLAN AND ESOP

The company provides a 401(k) savings plan for substantially all U.S. employees. Employee before-tax contributions of up to 3% of eligible compensation are matched 100% by the company and employee before-tax contributions between 3% and 5% of eligible compensation are matched 50% by the company. The company's matching contributions are invested in Ecolab common stock and are 100% vested immediately. Employees are allowed to immediately re-allocate company matching contributions in Ecolab common stock to other investment funds within the plan. Effective January 1, 2009, the plan was amended to allow the company's matching contributions to be invested in the same investment funds as employee before tax contributions. The company's contributions amounted to $23 million in 2008, $20 million in 2007 and $19 million in 2006.

16. OPERATING SEGMENTS

The company's 12 operating segments have been aggregated into three reportable segments.

The "U.S. Cleaning & Sanitizing" reportable segment provides cleaning and sanitizing products to U.S. markets through its Institutional, Food & Beverage, Kay, Textile Care, Healthcare and Vehicle Care operating segments. Beginning in 2008, following the Ecovation acquisition, the company combined its Water Care and Ecovation divisions into its Food & Beverage division. These operating segments exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics.

The "U.S. Other Services" reportable segment includes all other U.S. operations of the company. This segment provides pest elimination and kitchen equipment repair and maintenance through its Pest Elimination and GCS Service operating segments. These two operating segments are primarily fee-for-service businesses. Since the primary focus of these segments is service, they have not been combined with the company's "U.S. Cleaning & Sanitizing" reportable segment. These operating segments are combined and disclosed as an "all other" category in accordance with SFAS 131. Total service revenue for this segment was $395 million, $371 million and $334 million for 2008, 2007 and 2006, respectively.

The company's "International" reportable segment includes four operating segments; Europe/Middle East/Africa (EMEA), Asia Pacific, Latin America and Canada. These segments provide cleaning and sanitizing products, as well as pest elimination service. International operations are managed by geographic region and exhibit similar products, manufacturing processes, customers, distribution methods and economic characteristics. Total service revenue, at public rates, for international pest elimination was $186 million, $193 million and $175 million for 2008, 2007 and 2006, respectively.

Information on the types of products and services of each of the company's operating segments is included in Item 1(c) Narrative Description of Business of our Form 10-K for the year ended December 31, 2008.

The company evaluates the performance of its International operations based on fixed management currency exchange rates. The difference between the fixed management currency exchange rates and the actual currency exchange rates is reported as "foreign currency translation" in operating segment reporting. All other accounting policies of the reportable segments are consistent with accounting principles generally accepted in the United States of America and the accounting policies of the company described in Note 2. The profitability of the company's operating segments is evaluated by management based on operating income.

Financial information for each of the company's reportable segments is as follows:

MILLIONS	U.S. CLEANING & SANITIZING	U.S. OTHER SERVICES	TOTAL U.S.	INTERNATIONAL	FOREIGN CURRENCY TRANSLATION	CORPORATE	CONSOLIDATED
NET SALES							
2008	**$ 2,660.8**	**$ 469.3**	**$ 3,130.1**	**$ 2,974.7**	**$ 32.7**		**$ 6,137.5**
2007	2,351.4	449.9	2,801.3	2,793.9	(125.6)		5,469.6
2006	2,152.3	410.5	2,562.8	2,630.4	(297.4)		4,895.8
OPERATING INCOME (LOSS)							
2008	**431.5**	**51.8**	**483.3**	**280.1**	**4.2**	**$ (55.1)**	**712.5**
2007	394.0	40.7	434.7	289.7	(16.7)	(40.4)	667.3
2006	329.2	38.9	368.1	282.6	(39.1)		611.6
DEPRECIATION & AMORTIZATION							
2008	**184.3**	**6.2**	**190.5**	**140.9**	**3.3**		**334.7**
2007	153.4	6.1	159.5	136.8	(4.4)		291.9
2006	139.7	6.4	146.1	133.2	(10.7)		268.6
TOTAL ASSETS							
2008	**1,979.0**	**205.8**	**2,184.8**	**2,675.2**	**(352.4)**	**249.3**	**4,756.9**
2007	1,652.4	197.6	1,850.0	2,658.0	37.8	177.0	4,722.8
CAPITAL EXPENDITURES (INCLUDING CAPITALIZED SOFTWARE)							
2008	**251.1**	**4.4**	**255.5**	**138.6**	**0.4**		**394.5**
2007	216.5	11.8	228.3	138.9	(5.7)		361.5
2006	188.4	14.7	203.1	132.2	(14.3)		321.0

Consistent with the company's internal management reporting, corporate operating income (loss) for 2008 and 2007 includes $25.9 million and $19.7 million, respectively, of special gains and charges included on the Consolidated Statement of Income as well as investments the company is making in business systems and the company's business structure. Corporate assets are principally cash and cash equivalents and deferred taxes.

The company has two classes of products within its U.S. Cleaning & Sanitizing and International operations which comprise 10% or more of consolidated net sales. Sales of warewashing products were approximately 21%, 22% and 21% of consolidated net sales in 2008, 2007 and 2006, respectively. Sales of laundry products were approximately 11%, 10% and 10% of consolidated net sales in 2008, 2007 and 2006, respectively.

Property, plant and equipment, net, of the company's U.S. and International operations were as follows:

DECEMBER 31 (MILLIONS)	**2008**	2007
United States	**$ 782.5**	$ 685.6
International	**352.7**	397.8
Consolidated	**$ 1,135.2**	$1,083.4

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

MILLIONS, EXCEPT PER SHARE	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
2008					
Net sales					
United States Cleaning & Sanitizing	**$ 653.4**	**$ 663.7**	**$ 695.5**	**$ 648.2**	**$ 2,660.8**
United States Other Services	**110.4**	**120.9**	**124.7**	**113.3**	**469.3**
International	**683.4**	**740.7**	**767.3**	**783.3**	**2,974.7**
Effect of foreign currency translation	**10.7**	**44.7**	**38.8**	**(61.5)**	**32.7**
Total	**1,457.9**	**1,570.0**	**1,626.3**	**1,483.3**	**6,137.5**
Cost of sales	**738.3**	**798.8**	**834.3**	**770.2**	**3,141.6**
Selling, general and administrative expenses	**557.2**	**580.0**	**578.5**	**541.8**	**2,257.5**
Special (gains) and charges	**1.9**	**(19.3)**	**11.8**	**31.5**	**25.9**
Operating income					
United States Cleaning & Sanitizing	**105.5**	**107.5**	**121.2**	**97.3**	**431.5**
United States Other Services	**7.0**	**13.0**	**17.9**	**13.9**	**51.8**
International	**53.9**	**73.7**	**78.5**	**74.0**	**280.1**
Corporate	**(6.8)**	**9.9**	**(19.4)**	**(38.8)**	**(55.1)**
Effect of foreign currency translation	**0.9**	**6.4**	**3.5**	**(6.6)**	**4.2**
Total	**160.5**	**210.5**	**201.7**	**139.8**	**712.5**
Interest expense, net	**14.8**	**15.3**	**16.0**	**15.5**	**61.6**
Income before income taxes	**145.7**	**195.2**	**185.7**	**124.3**	**650.9**
Provision for income taxes	**42.8**	**56.2**	**59.5**	**44.3**	**202.8**
Net income	**$ 102.9**	**$ 139.0**	**$ 126.2**	**$ 80.0**	**$ 448.1**
Net income per common share					
Basic	**$ 0.42**	**$ 0.56**	**$ 0.51**	**$ 0.33**	**$ 1.83**
Diluted	**$ 0.41**	**$ 0.55**	**$ 0.50**	**$ 0.33**	**$ 1.80**
Weighted-average common shares outstanding					
Basic	**247.0**	**247.1**	**247.5**	**239.9**	**245.4**
Diluted	**251.5**	**251.4**	**251.8**	**242.9**	**249.3**
2007					
Net sales					
United States Cleaning & Sanitizing	$ 568.2	$ 589.3	$ 604.5	$ 589.4	$ 2,351.4
United States Other Services	102.1	113.7	119.3	114.8	449.9
International	634.8	701.7	720.7	736.7	2,793.9
Effect of foreign currency translation	(50.9)	(42.3)	(31.3)	(1.1)	(125.6)
Total	1,254.2	1,362.4	1,413.2	1,439.8	5,469.6
Cost of sales	615.7	669.5	690.1	716.4	2,691.7
Selling, general and administrative expenses	490.1	519.9	523.7	557.2	2,090.9
Special (gains) and charges	-	-	27.8	(8.1)	19.7
Operating income					
United States Cleaning & Sanitizing	99.2	99.8	111.5	83.5	394.0
United States Other Services	9.3	11.0	12.9	7.5	40.7
International	47.8	72.4	86.2	83.3	289.7
Corporate	(2.2)	(4.3)	(34.2)	0.3	(40.4)
Effect of foreign currency translation	(5.7)	(5.9)	(4.8)	(0.3)	(16.7)
Total	148.4	173.0	171.6	174.3	667.3
Interest expense, net	11.7	13.4	12.8	13.1	51.0
Income before income taxes	136.7	159.6	158.8	161.2	616.3
Provision for income taxes	47.2	49.3	44.8	47.8	189.1
Net income	$ 89.5	$ 110.3	$ 114.0	$ 113.4	$ 427.2
Net income per common share					
Basic	$ 0.36	$ 0.45	$ 0.46	$ 0.46	$ 1.73
Diluted	$ 0.35	$ 0.44	$ 0.46	$ 0.45	$ 1.70
Weighted-average common shares outstanding					
Basic	249.7	246.0	245.2	246.3	246.8
Diluted	254.5	250.7	249.7	251.3	251.8

Per share amounts do not necessarily sum due to changes in the calculation of shares outstanding for each discrete period and rounding.

REPORTS OF MANAGEMENT

To our Shareholders:

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the integrity and objectivity of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, accordingly, include certain amounts based on management's best estimates and judgments.

The Board of Directors, acting through its Audit Committee composed solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of financial statements and maintains financial control of operations. The Audit Committee recommends to the Board of Directors the appointment of the company's independent registered public accounting firm, subject to ratification by the shareholders. It meets regularly with management, the internal auditors and the independent registered public accounting firm.

The independent registered public accounting firm has audited the consolidated financial statements included in this annual report and have expressed their opinion regarding whether these consolidated financial statements present fairly in all material respects our financial position and results of operation and cash flows as stated in their report presented separately herein.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation of the design and operating effectiveness of internal control over financial reporting was conducted based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under the framework in *Internal Control - Integrated Framework*, management concluded that internal control over financial reporting was effective as of December 31, 2008.

The company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the company's internal control over financial reporting as of December 31, 2008, as stated in their report which is included herein.

Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer

Steven L. Fritze
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Ecolab Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ecolab Inc. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 15 to the consolidated financial statements, Ecolab Inc. changed the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006. As discussed in Note 11 to the consolidated financial statements, Ecolab Inc. changed its method of accounting for uncertain income tax positions effective January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
February 27, 2009

SUMMARY OPERATING AND FINANCIAL DATA

DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AND EMPLOYEES)	**2008**	2007	2006	2005
OPERATIONS				
Net sales				
United States	**$ 3,130.1**	$ 2,801.3	$ 2,562.8	$ 2,327.4
International (at average rates of currency exchange during the year)	**3,007.4**	2,668.3	2,333.0	2,207.4
Total	**6,137.5**	5,469.6	4,895.8	4,534.8
Cost of sales (including special (gains) and charges of $(0.1) in 2004, $(0.1) in 2003, $9.0 in 2002, $(0.6) in 2001 and $1.9 in 2000)	**3,141.6**	2,691.7	2,416.1	2,248.8
Selling, general and administrative expenses	**2,257.5**	2,090.9	1,868.1	1,743.6
Special (gains) and charges	**25.9**	19.7		
Operating income	**712.5**	667.3	611.6	542.4
Gain on sale of equity investment				
Interest expense, net	**61.6**	51.0	44.4	44.2
Income from continuing operations before income taxes, equity earnings and changes in accounting principle	**650.9**	616.3	567.2	498.2
Provision for income taxes	**202.8**	189.1	198.6	178.7
Equity in earnings of Henkel-Ecolab				
Income from continuing operations	**448.1**	427.2	368.6	319.5
Gain from discontinued operations				
Changes in accounting principle				
Net income, as reported	**448.1**	427.2	368.6	319.5
Adjustments				
Adjusted net income	**$ 448.1**	$ 427.2	$ 368.6	$ 319.5
Income per common share, as reported				
Basic - continuing operations	**$ 1.83**	$ 1.73	$ 1.46	$ 1.25
Basic - net income	**1.83**	1.73	1.46	1.25
Diluted - continuing operations	**1.80**	1.70	1.43	1.23
Diluted - net income	**1.80**	1.70	1.43	1.23
Adjusted income per common share				
Basic - continuing operations	**1.83**	1.73	1.46	1.25
Basic - net income	**1.83**	1.73	1.46	1.25
Diluted - continuing operations	**1.80**	1.70	1.43	1.23
Diluted - net income	**$ 1.80**	$ 1.70	$ 1.43	$ 1.23
Weighted-average common shares outstanding - basic	**245.4**	246.8	252.1	255.7
Weighted-average common shares outstanding - diluted	**249.3**	251.8	257.1	260.1
SELECTED INCOME STATEMENT RATIOS				
Gross profit	**48.8%**	50.8%	50.7%	50.4%
Selling, general and administrative expenses	**36.8**	38.2	38.2	38.4
Operating income	**11.6**	12.2	12.5	12.0
Income from continuing operations before income taxes	**10.6**	11.3	11.6	11.0
Income from continuing operations	**7.3**	7.8	7.5	7.0
Effective income tax rate	**31.2%**	30.7%	35.0%	35.9%
FINANCIAL POSITION				
Current assets	**$ 1,691.1**	$ 1,717.3	$ 1,853.6	$ 1,421.7
Property, plant and equipment, net	**1,135.2**	1,083.4	951.6	868.0
Investment in Henkel-Ecolab				
Goodwill, intangible and other assets	**1,930.6**	1,922.1	1,614.2	1,506.9
Total assets	**$ 4,756.9**	$ 4,722.8	$ 4,419.4	$ 3,796.6
Current liabilities	**$ 1,441.9**	$ 1,518.3	$ 1,502.8	$ 1,119.4
Long-term debt	**799.3**	599.9	557.1	519.4
Postretirement health care and pension benefits	**680.2**	418.5	420.2	302.0
Other liabilities	**263.9**	250.4	259.1	206.6
Shareholders' equity	**1,571.6**	1,935.7	1,680.2	1,649.2
Total liabilities and shareholders' equity	**$ 4,756.9**	$ 4,722.8	$ 4,419.4	$ 3,796.6
SELECTED CASH FLOW INFORMATION				
Cash provided by operating activities	**$ 753.2**	$ 797.6	$ 627.6	$ 590.1
Depreciation and amortization	**334.7**	291.9	268.6	256.9
Capital expenditures	**326.7**	306.5	287.9	268.8
Cash dividends declared per common share	**$ 0.5300**	$ 0.4750	$ 0.4150	$ 0.3625
SELECTED FINANCIAL MEASURES/OTHER				
Total debt	**$ 1,138.2**	$ 1,003.4	$ 1,066.1	$ 746.3
Total debt to capitalization	**42.0%**	34.1%	38.8%	31.2%
Book value per common share	**$ 6.65**	$ 7.84	$ 6.69	$ 6.49
Return on beginning equity	**23.1%**	25.4%	22.4%	20.0%
Dividends per share/diluted net income per common share	**29.4%**	27.9%	29.0%	29.5%
Net interest coverage	**11.6**	13.1	13.8	12.3
Year end market capitalization	**$ 8,301.7**	$ 12,639.9	$ 11,360.4	$ 9,217.8
Annual common stock price range	**$ 52.35-29.56**	$ 52.78-37.01	$ 46.40-33.64	$ 37.15-30.68
Number of employees	**26,568**	26,052	23,130	22,404

Property, plant and equipment amounts for the years 2005 through 1998 have been restated to include capital software which was previously classified in other assets. Results for 2004 through 1998 have been restated to reflect the effect of retroactive application of SFAS 123R, "Share-Based Payment." The former Henkel-Ecolab joint venture is included as a consolidated subsidiary effective November 30, 2001. Adjusted net income results for 2001 through 1998 reflect the pro forma effect of the discontinuance of the amortization of goodwill as if SFAS 142 had been in effect since January 1, 1998. All per share, shares outstanding and market price data reflect the two-for-one stock splits declared in 2003. Return on beginning equity is net income divided by beginning shareholders' equity.

2004	2003	2002	2001	2000	1999	1998
$ 2,135.7	$ 2,014.8	$ 1,923.5	$ 1,821.9	$ 1,746.7	$ 1,605.4	$ 1,429.7
2,049.3	1,747.0	1,480.1	498.8	484.0	444.4	431.4
4,185.0	3,761.8	3,403.6	2,320.7	2,230.7	2,049.8	1,861.1
2,033.5	1,846.6	1,688.7	1,121.1	1,056.9	963.9	875.1
1,657.1	1,459.8	1,304.3	898.2	864.1	804.4	730.2
4.5	0.4	37.0	0.8	(20.7)		
489.9	455.0	373.6	300.6	330.4	281.5	255.8
	11.1					
45.3	45.3	43.9	28.4	24.6	22.7	21.7
444.6	420.8	329.7	272.2	305.8	258.8	234.1
161.9	160.2	131.3	110.5	124.4	106.4	99.3
			15.8	19.5	18.3	16.0
282.7	260.6	198.4	177.5	200.9	170.7	150.8
		1.9				38.0
		(4.0)		(2.5)		
282.7	260.6	196.3	177.5	198.4	170.7	188.8
			18.5	17.8	16.6	14.9
$ 282.7	$ 260.6	$ 196.3	$ 196.0	$ 216.2	$ 187.3	$ 203.7
$ 1.10	$ 1.00	$ 0.77	$ 0.70	$ 0.79	$ 0.66	$ 0.58
1.10	1.00	0.76	0.70	0.78	0.66	0.73
1.09	0.99	0.76	0.68	0.76	0.63	0.56
1.09	0.99	0.75	0.68	0.75	0.63	0.70
1.10	1.00	0.77	0.77	0.86	0.72	0.64
1.10	1.00	0.76	0.77	0.85	0.72	0.79
1.09	0.99	0.76	0.75	0.83	0.70	0.62
$ 1.09	$ 0.99	$ 0.75	$ 0.75	$ 0.82	$ 0.70	$ 0.76
257.6	259.5	258.2	254.8	255.5	259.1	258.3
260.4	262.7	261.6	259.9	263.9	268.8	268.1
51.4%	50.9%	50.4%	51.7%	52.6%	53.0%	53.0%
39.6	38.8	38.3	38.7	38.7	39.2	39.2
11.7	12.1	11.0	13.0	14.8	13.7	13.7
10.6	11.2	9.7	11.7	13.7	12.6	12.6
6.8	6.9	5.8	7.7	9.0	8.3	8.1
36.4%	38.1%	39.8%	40.6%	40.7%	41.1%	42.4%
$ 1,279.1	$ 1,150.3	$ 1,015.9	$ 929.6	$ 600.6	$ 577.3	$ 503.5
867.0	769.1	716.1	668.4	512.6	454.4	423.9
				199.6	219.0	253.7
1,570.1	1,309.5	1,133.9	943.4	411.9	342.0	293.5
$ 3,716.2	$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7	$ 1,592.7	$ 1,474.6
$ 939.6	$ 851.9	$ 853.8	$ 828.0	$ 532.0	$ 470.7	$ 399.8
645.5	604.4	539.7	512.3	234.4	169.0	227.0
270.9	249.9	207.6	183.3	117.8	97.5	85.8
262.1	201.6	145.0	121.1	72.8	86.7	67.8
1,598.1	1,321.1	1,119.8	896.7	767.7	768.8	694.2
$ 3,716.2	$ 3,228.9	$ 2,865.9	$ 2,541.4	$ 1,724.7	$ 1,592.7	$ 1,474.6
$ 570.9	$ 523.9	$ 412.7	$ 358.5	$ 309.8	$ 290.1	$ 233.7
247.0	228.1	220.6	158.8	143.2	129.2	117.6
275.9	212.0	212.8	157.9	150.0	145.6	147.7
$ 0.3275	$ 0.2975	$ 0.2750	$ 0.2625	$ 0.2450	$ 0.2175	$ 0.1950
$ 701.6	$ 674.6	$ 699.8	$ 745.7	$ 371.0	$ 281.1	$ 295.0
30.5%	33.8%	38.5%	45.4%	32.6%	26.8%	29.8%
$ 6.21	$ 5.13	$ 4.31	$ 3.51	$ 3.02	$ 2.97	$ 2.68
21.4%	23.3%	21.9%	23.1%	25.8%	24.6%	34.1%
30.0%	30.1%	36.7%	38.6%	32.7%	34.5%	27.9%
10.8	10.0	8.5	10.6	13.4	12.4	11.8
$ 9,047.5	$ 7,045.5	$ 6,432.0	$ 5,148.0	$ 5,492.1	$ 5,063.4	$ 4,685.5
$ 35.59-26.12	$ 27.92-23.08	$25.20-18.27	$ 22.10-14.25	$ 22.85-14.00	$ 22.22-15.85	$19.00-13.07
21,338	20,826	20,417	19,326	14,250	12,870	12,007

INVESTOR INFORMATION

ANNUAL MEETING

Ecolab's annual meeting of stockholders will be held on Friday, May 8, 2009, at 10 a.m. in the McKnight Theatre of The Ordway Center for The Performing Arts, 345 Washington St., St. Paul, MN 55102.

COMMON STOCK

Stock trading symbol ECL. Ecolab common stock is listed and traded on the New York Stock Exchange (NYSE). Ecolab stock is also traded on an unlisted basis on certain other exchanges. Options are traded on the NYSE.

Ecolab common stock is included in the S&P 500 Materials sector of the Global Industry Classification Standard.

As of January 30, 2009, Ecolab had 5,169 shareholders of record. The closing stock price on January 30, 2009, was $33.96 per share.

DIVIDEND POLICY

Ecolab has paid common stock dividends for 72 consecutive years. Quarterly cash dividends are typically paid on the 15th of January, April, July and October.

DIVIDEND REINVESTMENT

Stockholders of record may elect to reinvest their dividends. Plan participants may also elect to purchase Ecolab common stock through this service. To enroll in the plan, stockholders may contact the plan sponsor, Computershare, for a brochure and enrollment form.

GOVERNANCE/COMPLIANCE

Governance Information: Disclosures concerning our board of directors' policies, governance principles and corporate ethics practices, including our Code of Conduct, are available online at www.ecolab.com/investor/governance

NYSE Compliance: Our Chief Executive Officer's most recent annual certification dated June 2, 2008, confirming he was not aware of any violations by Ecolab of the NYSE's Corporate Governance listing standards was previously filed with the NYSE.

SEC Compliance: The most recent certifications by our Chief Executive Officer and Chief Financial Officer made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosure can be found as Exhibit (31) to our Form 10-K for the year ended December 31, 2008. Also, the latest CEO/CFO certifications are available online at www.ecolab.com/investor/governance

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
225 South Sixth Street
Minneapolis, MN 55402

INVESTOR INQUIRIES

Securities analysts, portfolio managers and representatives of financial institutions seeking information regarding Ecolab may contact:

Michael J. Monahan
External Relations Vice President
Telephone: 651.293.2809
E-mail: financial.info@ecolab.com

INVESTMENT PERFORMANCE

The following chart assumes investment of $100 in Ecolab Common Stock, the S&P's 500 Index, the S&P's 500 Materials Index and the S&P's 500 Specialty Chemicals Index on January 1, 2004, and daily reinvestment of all dividends.



DOLLARS
200
150
100
50
0
2004
2005
2006
2007
2008
Ecolab Inc.
S&P 500 Index
S&P 500 Materials Index
S&P 500 Specialty Chemicals Index

Due to industry consolidation, the number of companies assigned to the S&P 500 Specialty Chemicals Index continues to decrease, and as of year-end 2008 includes only four companies including Ecolab. Therefore, going forward, to provide a more relevant industry comparison, Ecolab will present a total return calculation for the S&P 500 Materials Index.

INVESTOR RESOURCES

SEC Filings: **Copies of Ecolab's Form 10-K, 10-Q and 8-K reports as filed with the Securities and Exchange Commission are available free of charge.** These documents may be obtained on our Web site at www.ecolab.com/investor promptly after such reports are filed with, or furnished to, the SEC, or by contacting:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102
E-mail: investor.info@ecolab.com

TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYING AGENT

Stockholders of record may contact the transfer agent, Computershare Trust Company, N.A., to request assistance with a change of address, transfer of share ownership, replacement of lost stock certificates, dividend payment or tax reporting issues. If your Ecolab stock is held in a bank or brokerage account, please contact your bank or broker for assistance.

Courier Address:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

General Correspondence and Dividend Reinvestment Plan Correspondence:
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Web site:
www.computershare.com/ecolab

E-mail: web.queries@computershare.com, or use the online form at www.computershare.com/contactus

Telephone:
312.360.5203; or 1.800.322.8325
Hearing Impaired: 312.588.4110
Computershare provides telephone assistance to stockholders Monday through Friday from 8 a.m. to 6 p.m. (Eastern Time). Around-the-clock service is also available online and to callers using touch-tone telephones.

REDUCE, RE-USE, RECYCLE

If you received multiple copies of this report, you may have duplicate investment accounts. Help save resources. Please contact your broker or the transfer agent to request assistance with consolidating any duplicate accounts.

BOARD OF DIRECTORS

DOUGLAS M. BAKER, JR.
Chairman of the Board, President and Chief Executive Officer, Ecolab Inc., Director since 2004

BARBARA J. BECK
Executive Vice President, Manpower Inc. (employment services industry), Director since 2008, Compensation and Finance Committees

LESLIE S. BILLER
Chief Executive Officer of Greendale Capital, LLC (private investment and advisory firm), Director since 1997, Compensation and Finance* Committees

RICHARD U. DE SCHUTTER
Retired Chairman and Chief Executive Officer, DuPont Pharmaceutical Company (drug manufacturer), Director since 2004, Audit and Governance Committees

JERRY A. GRUNDHOFER
Chairman Emeritus and retired Chairman of the Board, US Bancorp (financial services holding company), Director since 1999, Compensation* and Finance Committees

JOEL W. JOHNSON
Retired Chairman and Chief Executive Officer, Hormel Foods Corporation (food products), Director since 1996, Audit* and Governance Committees

JERRY W. LEVIN
Chariman of JW Levin Partners LLC (private investment and advisory firm), Director since 1992, Compensation and Governance* Committees

ROBERT L. LUMPKINS
Chairman of the Board, The Mosaic Company (crop and animal nutrition products and services), Director since 1999, Audit and Governance Committees

BETH M. PRITCHARD
Retired President and Chief Executive Officer, Dean & Deluca, Inc. (gourmet and specialty foods), Director since 2004, Compensation and Finance Committees

JOHN J. ZILLMER
Former Chairman and Chief Executive Officer, Allied Waste Industries, Inc. (solid waste management), Director since 2006, Audit and Governance Committees

*Denotes committee chair

COMMUNICATION WITH DIRECTORS

Stakeholders and other interested parties, including our investors and employees, with substantive matters requiring the attention of our board (e.g., governance issues or potential accounting, control or auditing irregularities) may use the contact information for our board located on our Web site at www.ecolab.com/investor/governance

In addition to online communication, interested parties may direct correspondence to our board at:

Ecolab Inc.
Attn: Corporate Secretary
370 Wabasha Street North
St. Paul, MN 55102

OTHER COMMUNICATION

Matters not requiring the direct attention of our board – such as employment inquiries, sales solicitations, questions about our products and other such matters – should be submitted to the company's management at our St. Paul headquarters, or online at www.ecolab.com/contact/frmcontact.asp

CORPORATE OFFICERS

DOUGLAS M. BAKER, JR.
Chairman of the Board, President and Chief Executive Officer

CHRISTOPHE BECK
Executive Vice President - Institutional North America

LAWRENCE T. BELL
General Counsel and Secretary

LARRY L. BERGER
Senior Vice President and Chief Technical Officer

KOFI A. BRUCE
Vice President and Treasurer

ANGELA M. BUSCH
Vice President - Corporate Development

JAMES W. CHAMBERLAIN
Senior Vice President Institutional North America Field Sales

JOHN J. CORKREAN
Vice President and Corporate Controller

TRACY J. CROCKER
Senior Vice President and General Manager Institutional North America Hospitality, Healthcare and Commercial Business

STEVEN L. FRITZE
Chief Financial Officer

ROBERT K. GIFFORD
Senior Vice President - Global Supply Chain

THOMAS W. HANDLEY
President Industrial & Services North America Sector

MICHAEL A. HICKEY
Senior Vice President - Global Business Development and General Manager GCS Service

PHILLIP J. MASON
President International Sector

MICHAEL L. MEYER
Senior Vice President - Human Resources

JAMES A. MILLER
President Institutional North America Sector

JULIE L. MOORE
Vice President Global Marketing & Communications

SUSAN K. NESTEGARD
Executive Vice President - Global Healthcare

THOMAS W. SCHNACK
Executive Vice President and General Manager Food & Beverage and Water Care North America

ROBERT P. TABB
Vice President and Chief Information Officer

JAMES H. WHITE
President EMEA Sector


Mixed Sources
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FSC
www.fsc.org Cert no. SW-COC-003599
© 1996 Forest Stewardship Council
10%

Worldwide Headquarters
370 Wabasha Street N St. Paul, MN 55102
www.ecolab.com 1.800.2.ECOLAB


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